UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT
FISCAL YEAR ENDED JUNE 30, 2004
Amendment No. 1

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[**X**] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ________

Commission file number: 000-20412

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

750 West Pender Street #604, Vancouver, British Columbia, Canada V6C 2T7
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 22,974,855

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ___ No xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx Item 18 ___

Index to Exhibits on Page 56

INTERNATIONAL BARRIER TECHNOLOGY INC.
ANNUAL REPORT
FISCAL 2004 ENDED JUNE 30, 2004

TABLE OF CONTENTS

INTRODUCTION

International Barrier Technology Inc. is organized under the laws of British Columbia, Canada. In this Annual Report, the "Company", "Barrier", "we", "our" and "us" refer to International Barrier Technology Inc. and its subsidiaries (unless the context otherwise requires). We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report. Our principal corporate offices are located at 750 West Pender Street #604, Vancouver, British Columbia, Canada V6C 2T7. Our telephone number is 604-689-0188 or 604-984-9687.

We file reports and other information with the Securities and Exchange Commission located at 450 Fifth Street N.W., Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov. Further, we also files reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

BUSINESS OF INTERNATIONAL BARRIER TECHNOLOGY INC.

International Barrier Technology Inc. develops, manufactures, and markets proprietary fire resistant building materials designed to help protect people and property from the destruction of fire. The Company uses a patented, non-combustible, non-toxic *Pyrotite* formulation that is used to coat wood panels and has potential application to engineered wood products, paint, plastics, and expanded polystyrene. Sales have been CDN$4.1 million, CDN$2.3 million, and CDN$1.9 million during Fiscal 2004/2003/2002, respectively.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report Statement on Form 20-F contains forward-looking statements. Forward-looking statements may be identified by the use of words like "plans", "expects", "aims", "believes", "projects", "anticipates", "intends", "estimates", "will", "should", "could" and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors. We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks, which factors are set forth in more detail in the sections entitled "Risk Factors" in Item #3D, "Business Overview" in ITEM #4B, and "Operating and Financial Review and Prospects" at ITEM #5.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISORS
       Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
       Not Applicable

ITEM 3. KEY INFORMATION

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as discussed in footnotes to the financial statements.

The selected financial data of the Company for Fiscal 2004, Fiscal 2003, and Fiscal 2002 ended June 30th was derived from the financial statements of the Company which have been audited by Amisano Hanson, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report. The selected financial data set forth for Fiscal 2001 and Fiscal 2000 ended June 30th are derived from the Company's audited financial statements, not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Table No. 1
Selected Financial Data
(CDN$ in 000, except per share data)

	Year Ended 6/30/2004	Year Ended 6/30/2003	Year Ended 6/30/2002	Year Ended 6/30/2001	Year Ended 6/30/2000
Sales Revenue	$4083	$2255	$1860	$1496	$1713
Operational Profit (Loss)	$637	$488	$439	$440	$507
Net Income (Loss)	($403)	$47	($317)	($454)	($299)
Income (Loss) per Share	($0.02)	($0.00)	($0.03)	($0.04)	($0.04)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wtg. Avg. Shares (000)	20121	14057	12415	11052	8379
Period-end Shares O/S	22975	18638	13138	12538	10240
Working Capital	$657	($245)	($704)	($564)	($450)
Long-Term Debt	$52	79	161	149	212
Capital Lease Obligations	$793	870	1000	1040	1042
Capital Stock	$14388	$11649	$11029	10969	10733
Shareholders' Equity	2296	(208)	(875)	(618)	(313)
Total Assets	3856	1306	1210	1398	1564

(1) Cumulative Net Loss since incorporation under US GAAP to 6/30/2004 has been ($12,441,664).
(2) US GAAP requires disclosure of comprehensive loss that, for the Company, is net income (loss) under US GAAP plus the change in cumulative translation adjustment under US GAAP: 2004 = ($412,591); 2003 = ($113,779) and ($328,317). The concept of comprehensive loss does not exist under Canadian GAAP.
(3) US GAAP would have added contributed surplus of $167,892 for Fiscal 2004 to shareholders' equity.

3.A.3. Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended June 30th, the average rates for the period, and the range of high and low rates for the period. The data for each month during the previous six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
October 2004		1.27	1.22	1.22
September 2004		1.31	1.26	1.26
August 2004		1.33	1.30	1.31
July 2004		1.34	1.31	1.33
June 2004		1.38	1.34	1.34
May 2004		1.40	1.36	1.37
Fiscal Year Ended 6/30/2004	1.34	1.41	1.33	1.34
Fiscal Year Ended 6/30/2003	1.50	1.60	1.33	1.36
Fiscal Year Ended 6/30/2002	1.57	1.61	1.51	1.52
Fiscal Year Ended 6/30/2001	1.62	1.58	1.46	1.52
Fiscal Year Ended 6/30/2000	1.47	1.51	1.44	1.48

3.B. Capitalization and Indebtedness
3.C. Reasons For The Offer And Use Of Proceeds
Not Applicable

3.D. Risk Factors

Barrier's business is based on the premise that building projects occasionally require fire resistive performance. Whether based on a requirement of a national or local building code, the possibility for lower insurance rates, or simply the desire for safety by a building owner, Barrier's health as a manufacturing company is based on a demand for resistive building products. Any factor that could mitigate the demand for fire resistive construction could have a negative impact on Barrier. On the other hand, any factor that would increase the demand for fire resistive building products could have a positive impact.

Accomplishing Barrier's objectives presumes that there will always be a demand for fire-resistant building products. This demand may be derived either from a mandate in a national or local building code, or simply a desire by a building owner to lower insurance rates or increase his feeling of security related to the building project. It is felt that the risk of losing business as a result of a relaxation in building code requirements or building owners desire is very low. On the contrary, it seems that media coverage of fire damage and loss of property and life has only served to increase the awareness of the need for more (not less) fire safety in building products.

Barrier suffers a larger risk in the possibility that a new generation of technology that will impart fire resistance to building products may be developed. New technology may serve to decrease the demand for Barrier's Blazeguard product if the new technology proved to impart either better characteristics of fire performance or was found to be less expensive to produce and market than Blazeguard. Barrier's management team makes a concerted effort to stay abreast of new technologies as they are being developed. Barrier does this by staying in close contact with the industry via trade associations (e.g. The National Association of Home Builders, NAHB) and the independent research laboratories that are asked to test these new technologies and products as they are developed. New technologies require years of testing, not only in development, but in use, before they are accepted and "evaluated for use" by the major building code agencies such as BOCA, SBCCI, and ICBO.

Barrier's business is directly related to housing/building starts in the Unites States. Any factor resulting in a slowdown of economic activity, especially those that result in a increase in interest rates will have a negative impact on Barrier's business. Recently the economic climate in the US has been very positive in its relation to housing/building starts. The aggressive Federal Reserve has been committed to keeping the economy healthy by maintaining low interest rates. This increases the incentive for capital development (housing starts) and keeps the demand for Barriers products growing ever stronger. Should this economic climate change, however, and interest rates were to be increased, there would be a direct impact on housing/building starts and therefore, Blazeguard sales as well.

Barrier presumes that corporate growth will be funded both out of positive cash flow and from the occasional sale of equity to help generate needed capital. The business plan, however, anticipates a few years of very rapid sales volume increases. Companies experiencing rapid growth depend upon solid support both in the market place and in the manufacturing facilities themselves. Insuring that capital is available to increase production capacity and to provide support materials and training in the market place is essential to success.

The Company has had a history of losses and there is no assurance that it can reach profitability in the future. The Company will require significant additional funding to meet its business objectives. Capital will need to be available to help expand not only the production capacity of the corporation but also to improve market penetration and sales through an increasing distribution network. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.

Barrier is relatively "thin" in its management and sales team. As a "start-up" company, Barrier has intentionally kept the number of middle and upper management and sales people at a minimum in an effort to conserve financial resources. As the company grows it will be essential to have new talent emerging to help provide leadership in the factories of production and in the market place to introduce the products to new markets: both in geography and in use. As long as the management/sales team is thin, the impact of losing a key player is very large. As the company grows and more talent is trained and has gained experience, this risk will be mitigated.

Despite the Company's Secretary/Administrator spending material portions of this time on businesses other than the Company, the Company believes that he devotes sufficient time to the Company to properly carry out his duties.

Barrier relies on key relationships with industry leaders to maintain its position in the market place. Barrier is dependent upon suppliers to provide key elements of production at critical times at reasonable prices. While the majority of these materials are readily available and abundant, without quality suppliers providing reasonable terms of sales, Barrier would not be able to stay in business: there would be no operating or working goods of production to use in the manufacturing process.

Additionally, Barrier employs three independent sales representatives that are used to generate and maintain market share for their products in their respective territories. Barrier relies primarily on the sales force of the existing distribution network to cover the sales function, but where business has reached a threshold volume, independent representatives (non-employees, working on commission only) are being used to support this business within the area being served. Independent representatives lessen the impact on sales that could occur if Barrier should lose the assistance of the existing distribution network. While Barrier remains in a "growth" mode and has kept a relatively "thin" sales and marketing team, dependence upon the distribution network will remain. Additional sales representatives will be added as business expands and the addition is warranted.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Our common shares are quoted on the TSX Venture Exchange and the price of our shares ranged from CDN$0.64 (low) to CDN$2.30 (high) during the period from 1/1/2004 to 11/15/2004. The closing price of our shares on 11/15/2004 was CDN$0.75. The common shares also trade on the NASD Electronic Bulletin Board and the price was US$0.62 on 11/15/2004. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers
It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in the province of British Columbia under the British Columbia Company Act. A majority of the Company's directors must be residents of Canada, and a substantial portion of their assets are located outside of the United States with a portion of the Company's assets located in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;
c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;
f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction
International Barrier Technology Inc. and its subsidiaries are collectively hereinafter referred to as the "Company".

Incorporated in July 1986, pursuant to agreements, the Company acquired the rights to the Pyrotite Technology for Canada in July 1986 and for the United States in March 1992. The Canadian rights and the US rights under the 1992 agreement were voluntarily terminated in January 1996 due to marketing conflict with a corporation which acquired the licensor's rights to the technology. A new agreement for the rights in the United States was signed in January 1996 and revised in March 1996. The Company acquired the world-wide rights to the Pyrotite technology, including: US patents; foreign patent filings; manufacturing know-how; trade secrets, and trademarks pursuant to a March 2004 agreement. The Company completed construction of a new manufacturing facility in Minnesota, USA in December 1995; the facility was upgraded to include substantial automation, increased capacity and product quality in April/May 2000.

The Company has been involved in the development and manufacturing/marketing of fire-rated building products since 1986, including current products: Pyrotite, a fire-barrier material comprised of the patented formulation reinforced with chopped fiberglass strands and applied by customers directly to wood sheathing designed to prevent ignition and inhibit the spread of flames; and Blazeguard®, a composite fire-rated panel, composed of a coating of the patented formulation adhered to a layer of structural sheathing or oriented strand board ("OSB").

The Company's executive office is located at:
 750 West Pender Street #604, Vancouver, British Columbia, Canada V6C 2T7
 Telephone: (604) 689-0188
 Telephone: (604) 984-9687
 Telephone: (866) 948-0848
 Facsimile: (604) 684-9869.
 e-mail: info@intlbarrier.com
 website: www.intlbarrier.com

The Company's registered office is located at:
 1750, 750 West Pender St., Vancouver, BC, Canada V6C 2T8
 Telephone: (604) 681-1194; and
 Facsimile: (604) 681-9652.

The contact person is:
  David Corcoran, C.A.; Chief Financial Officer/Corporate Secretary/Director.

The Company's fiscal year ends June 30th.

The Company's common shares trade on the TSX Venture Exchange under the symbol "IBH" and on the OTC Bulletin Board under the symbol "IBTGF.OB".

The Company has 100,000,000 no par common shares authorized. At 6/30/2004, the end of the Company's most recent fiscal year, there were 22,974,855 common shares issued and outstanding.

History and Development

Incorporation and Name Changes:
The Company was incorporated in British Columbia under the *British Columbia Company Act* on 7/10/86 under the name "Barrier Technology Inc."; the name was changed to International Barrier Technology Inc. on 3/11/1996.

Subsidiaries:
The Company has two wholly-owned subsidiaries:
a) Pyrotite Coatings of Canada Inc.
   incorporated in British Columbia on 7/10/1986
b) Barrier Technology Corporation
   incorporated in Minnesota, USA on 5/8/1996

Existing Marketing/Licensing Agreements:
1. Mulehide Products, Inc., Commercial Modular Building Industry

Financings
The Company has financed its operations through borrowings and/or private issuance of common shares:

Fiscal 2002:
| | stock option exercise, | 600,000 shares, | $ 60,000 |

Fiscal 2003:
| | shares for debt, | 2,000,000 shares, | $300,000 |
| | private placement, | 3,500,000 shares, | $350,000 |

Fiscal 2004:
	private placement,	1,000,000 shares,	$300,000
	finders fee,	100,000 shares,	$ nil
	private placement,	1,200,000 shares,	$768,000
	private placement,	750,000 shares,	$787,500
	stock option exercise	266,500 shares,	$ 41,850
	warrant exercise	1,020,000 shares,	$816,000

Fiscal 2005-to-date:
	private placement,	1,470,000 Units,	$1,635,720
	Stock option exercise	720,000 shares,	$ 111,000
	Warrant exercise	10,000 shares,	$ 8,000

Capital Expenditures

Fiscal 2002: $nil

Fiscal 2003
   $ 20,015, purchase of capital assets
   $ 73,391, technology rights (US$50,000 deposit)

Fiscal 2004:
   $ 55,842, purchase of capital assets
   $1,416,381, purchase of trademark and technology rights

4.B. BUSINESS OVERVIEW

Company Overview

Barrier obtained the Canadian license rights to the patented Pyrotite technology in 1986 with the goal to develop economically feasible alternatives to fire treated wood building products. Through the license agreement, Barrier had obtained the exclusive right to manufacture, market and sell in Canada, and a "non-exclusive" right to market and sell in the US. After an initial R&D phase where an effective fire barrier laminate was developed for use with wood panel products, Barrier began an association with the Weyerhaeuser Company late in 1989.

Barrier approached Weyerhaeuser, one of the leading producers of wood products in North America, with the Pyrotite Technology and the opportunity of combining it with wood products for sale in North America. Barrier and Weyerhaeuser did not have a "joint venture" relationship; but, Barrier granted Weyerhaeuser an exclusive right to sell/market it's Pyrotite products developed and manufactured by Barrier in Canada. Weyerhaeuser developed the Blazeguard® product and registered trademark in response to this development.

The association with Weyerhaeuser resulted in the development of the first surface applied fire treatment to pass the stringent fire testing requirements for a "structural" building sheathing. Weyerhaeuser, as part of this endeavor, tested over 80 other emerging technologies for fire treated wood and concluded Pyrotite technology was superior. Blazeguard® fire rated sheathing was first introduced to the US building products market by Weyerhaeuser in 1990. In honor of Blazeguard's® innovative approach to fire treatment, Barrier and Weyerhaeuser received the coveted "Best of What's New" award for new technology by Popular Science in 1991.

Although Weyerhaeuser was purchasing all of its Pyrotite laminate from Barrier in Canada, they separately negotiated with Pyrotite Corporation the exclusive right to manufacture and sell in the USA and a "non-exclusive" right to market and sell Pyrotite products in the US. As part of a cyclical restructuring in 1992, Weyerhaeuser elected not to pursue Pyrotite manufacturing in the US and agreed to released and sell to Barrier all of its USA rights to the Pyrotite technology and the Blazeguard® product, including the trademark registration, and test results.

Once Barrier had secured the US rights to the Pyrotite Technology from Weyerhaeuser, a renegotiation with Pyrotite Corporation was begun. This renegotiation resulted in a new license agreement dated 4/1/1996, which gave Barrier the singular/exclusive rights to use the patented Pyrotite technology in the US building products industry. The way in which Barrier utilizes the technology is further delineated in the process-oriented patents.

Barrier now manufactures Blazeguard® in a manufacturing facility constructed in 1995 in Watkins, Minnesota. Current markets include: multifamily roof deck applications; the thermal barrier for structural insulated panels (SIPs); commercial roof deck applications; fire-rated wall assemblies; roof assemblies in commercial modular buildings; and, specialty markets such as electrical panel boxes for the telecommunications industry.

The term "Pyrotite technology" refers to a patented process of producing fire-resistant building materials. The term "Pyrotite™" refers to the generic "product/material" that results when all of the ingredients delineated in the patent are mixed together. When Pyrotite is applied to building products, such as plywood or oriented strand board sheathing (OSB), the original sheathing is rendered "resistant to fire". The composite material, the sheathing coated with Pyrotite, has been trademarked Blazeguard® fire-rated sheathing.

The 1996 license obtained by Barrier gives Barrier the exclusive right to use the patented Pyrotite technology in the US building products industry. Barrier owns the rights to the registered Trademark "Blazeguard". The way in which Barrier utilizes the technology is how it is delineated in the process-oriented patents. No one else has the right to use this technology in this, or any other manner.

Mule Hide Products Inc. contract is a supply agreement that stipulates: minimum target volume (2 million sq.ft. per year); a pricing formulae; confidentiality, payment terms, warranties; exclusivity for MuleHide in commercial/modular uses only; and termination terms (60 days notice for any reason). There are no guaranteed quantities and each order is placed with a separate purchase order.

Production
In order to reduce costs, increase manufacturing productivity, improve Blazeguard® quality, and centralize the sales, marketing and office operations, Barrier has phased out the manual production of Blazeguard® and consolidated operations in a 22,000 sq. ft. production facility in Watkins, Minnesota, USA. The building was designed to Barrier's specifications and is serviced by nearby inter-state highways and a spur on CP Rail. The existing Blazeguard® manufacturing facility is now capable of producing 24 million sq. ft. of Blazeguard® annually following product line improvements completed in the spring of 2000.

Competitive Advantage
As would be expected in any industry whose markets are of such importance to human life and safety, the research and development requirements of fire retardant materials for applications in building construction are very costly, time consuming and extensive. There are very few products in the development and testing stages which are targeted at the same markets as Blazeguard®. Blazeguard® has obtained code evaluation reports and product listings from BOCA, SBCCI ICBO, Underwriters Laboratories, and Omega Point Laboratories. Blazeguard® and the Pyrotite technology are protected by patents worldwide. To the best of Barrier's knowledge, there are no other products currently available, at a competitive cost to Blazeguard®, that are capable of meeting relevant building code standards in the target markets mentioned. Based on the foregoing, Barrier believes significant market opportunities continue to exist for Blazeguard® and for Barrier's Pyrotite technology.

The three major "Model Building Codes" in the United States were consolidated into a single code, the International Building Code (IBC), and ratified by the International Code Congress(ICC)in January, 2000. Products continue to be evaluated for use under the new building code by the three former code evaluation services agencies (ICBO, BOCA, and SBCCI),but these agencies have become divisions of ICC and a single code evaluation services report is now suitable for use all over the United States. Products that had evaluation services reports under the old codes are covered by a "legacy report", but all products are encouraged to have these legacy reports converted to an ICC-evaluation services report (ICC-ES) as soon as possible. Barrier made application for an ICC-ES in March, 2004. The report is expected to be complete by June 2005. These reports are significant because they are costly and time-consuming to obtain and are only issued to products that have passed the most stringent tests of use and performance. The evaluation services reports allow local building code officials and building inspectors all over the USA to use evaluated products with confidence.

There exist three major "Model Building Codes" in the United States. Each of these building codes is administered by an affiliated agency whose purpose it is to provide both interpretations of the code, and the products being used to satisfy the codes respective requirements. Products evaluated for suitability under the building code are issued an "Evaluation Services Report" which specifies how the product has been evaluated for use. These reports are significant because they are costly and time-consuming to obtain and are only issued to products that have passed the most stringent tests of use and performance. The evaluation services reports allow local building code officials and building inspectors to use evaluated products with confidence.

Products

Pyrotite

Pyrotite is a non-toxic, non-combustible, inorganic fire barrier material designed to prevent ignition and inhibit the spread of flames. The base component is a powder consisting of a blended mixture of inorganic cementicious components, which, when mixed with a liquid component, cures to form a solid coating with excellent fire barrier properties. Products have been researched and tested over twelve years utilizing Pyrotite as a coating, an integral treatment, a structural laminate, a foam, and a cured and pulverised powder, mostly in applications to enhance the fire retardant properties of wood construction materials.

The Pyrotite "treatment" developed and currently in use by Barrier is comprised of the patented Pyrotite formulation reinforced with chopped fiberglass strands and applied directly to wood sheathing. The Pyrotite fiberglass coating bonds to the surface of plywood or Oriented Strand Board ("OSB"). The coating is chemically inert and does not in any way deleteriously affect the structural properties of the underlying wood. The composite panel is, in fact, significantly stronger than the substrate to which it has been attached.

Pyrotite's fire performance characteristics are created by providing both a non-combustible "barrier" between fire and the wood substrate and by releasing chemically bound water molecules in the heat of a fire. Fire endurance properties are enhanced by the chemically bound water molecules locked in Pyrotite. These water molecules are held by a crystal structure until they are released and immediately transformed into vapor by the high temperatures in a fire. Each 4' x 8' sheet of 0.045 Pyrotite has been evaluated to contain approximately 2 quarts of water. As this water is released the fire is cooled temporarily and the transmission of heat through the panel is significantly decreased. Since Pyrotite is a "non-combustible" material, flame will not attach to it and the "spread of flame" along the surface of the panel is zero.

During the next few years, Barrier intends to direct available resources to research and development activities focused toward spray-on techniques that can occur "on-the-job" site rather than in a factory. In addition, Barrier intends to study "mold-injection" processes that will result in panels comprised of pure Pyrotite 1-3" in thickness. These thick panels will then be tested in fire-resistant wall assemblies rated for three-four hours duration.

Blazeguard®

Product Description. Blazeguard® derives its performance attributes directly from the patented Pyrotite technology. Pyrotite is an inorganic, cementicious type compound that acts as a non-combustible shield between fire and wood. Additionally, the compound binds water in a tightly held molecular bond, which is released only in the heat of a fire. The water is released as a cooling vapor, absorbing and cooling the heat of a fire. As a result, wood panel products are able to achieve a Class A, structural flame spread rating (as measured by ASTM E-84 extended to 30 minutes), and the burn-through resistance rating of wood panels is nearly tripled (measured by ASTM E-119).

During fire treatment, unlike less effective pressure-impregnated, FRT products, Blazeguard® experiences no loss of strength: in fact the panel is stronger after it is treated. It is resistant to periodic wetting, so rainstorms on the job site do not require "redrying" as it does for FRT. Blazeguard® waste (from board trimmings) is environmentally friendly and safe for landfill anywhere within the United States. Blazeguard® is easy to handle, install, and is resistant to damage.

Blazeguard® is used in building applications where either a Class A flame spread, or a "burn through" resistance rating is required by building code, or where building owners desire an added sense of protection from fire. Insurance rates may be reduced if the fire safety of a building is enhanced by materials like Blazeguard®.

It's made by coating 4'x8', 4'x9' or 4'x10' plywood or OSB panels with a It's made by coating 4'x8', 4'x9' or 4'x10' plywood or OSB panels with a thin (0.060 – 0.080") ceramic laminate. OSB in sizes up to 8' X 24' can also be treated coated. Two-sided coating is available.

Locked into the ceramic crystals that make up the laminate of a 4'x8' sheet of the coating are no less than two quarts of water. At elevated temperatures, the laminate begins to release water. As the temperature rises to 600°F, all the water is released. As the water is released, the fire is cooled significantly slowing its spread.

Applications. The administering agencies of the International Building Code (IC) rely on certified independent testing agencies to provide unbiased testing and reporting for products being evaluated. Independent testing laboratories such as Underwriters Laboratories (UL) and Omega Point Laboratories provide the testing and test data required by the evaluation services organizations to conduct their analysis.

Blazeguard has been tested in a variety of situations including fire resistance, flame spread, toxicity, corrosiveness, strength and other criteria deemed important either for building code compliance or for marketing reasons. When an independent laboratory conducts these tests, and the material passes the relevant test standard, the product may be "certified" as having met the test standard and then "listed" in the independent laboratories catalogues as having met the standard.

Typically, the model building code evaluation services agencies require testing and continuous certification by the independent laboratory to ensure that plant procedures are being followed that insure compliance to the test standards of relevance. Blazeguard technology and products have been tested by a variety of certified testing laboratories including Underwriters Laboratories and Omega Point Laboratories. Ongoing "listing services" are currently provided to Barrier by both UL and Omega Point.

Blazeguard® fire rated sheathing is a structural wood panel that has received certification and independent laboratory listings as a fire resistive material as well as, a structural Class A flame spread panel. Fire resistive ratings refer to the ability of a material (assembly of materials) to inhibit the pass through of heat or fire. Flame spread rating, in contrast, is the ability of a material to inhibit the spread of fire along its surface. Since Blazeguard® is rated as both, it has market opportunities in a variety of applications where fire performance is important.

Fire-rated materials are used in building applications if they are required by code, or, if the property owner desires the added security fire resistive materials can provide. This added sense of security is enhanced by the possibility of reduced insurance premiums often available for fire resistive construction.

While there are a myriad of possible applications for the Pyrotite technology and Blazeguard®, five main areas have been targeted for marketing and sales in the short term (Schedule A). These markets, which all have fire rated requirements in the model building code, are:
1. Multi-Family Residential Roof Decks
2. Commercial, Modular Building, Roof-Deck Applications
3. Structural, Insulated Foam Core Panels
4. Fire Resistive, Structural Wall Assemblies
5. Commercial Roof Decks
6. Specialty Applications

Multi-family Residential Roof Decks. Fire retardant treated ("FRT") wood has been a significant component of building construction in the United States for the past decade. FRT plywood was permitted to meet fire safety requirements for roof sheathing in many areas of the American Midwest, Northeast, and Southeast, to satisfy fire protection requirements for multifamily residential dwellings such as apartments and town homes as well as institutional and commercial buildings. It was also used to obtain favorable insurance rates for certain other structures.

FRT plywood is plywood that is impregnated with fire retardant chemicals so that it meets strict standards regarding flame spread and progressive combustion. Various treatment companies carry out the fire retardant treating of plywood by pressure impregnating the plywood after it is manufactured.

Commercial, Modular Building, Roof Deck Assemblies. Modular building manufacturers are being held to tight standards regarding the fire and wind lift ratings of roof deck assemblies if the buildings are destined to be used commercially. Barrier, in association with Mulehide Products (a leading supplier of roof deck materials to the modular industry), has achieved listings from UL for both a Class A and a Class C assembly for use in high wind zones. The assemblies utilize Blazeguard along with Mulehide glue and rubber membranes. The assemblies are low slope and are primarily used as job site construction offices.

Structural, Insulated Foam Core Panels. Rigid foam core panels (also known as "structural, insulated foam core panels", or SIPs) provide the basis for a relatively new form of building construction in the United States. This building construction is done without the use of the more common 2'x4' stud wall construction. SIPs are formed by laminating 4"–6" of expanded polystyrene (foam) between two sheets of 7/16" OSB. Panels may be any size from 4'x8' to 8'x24' in dimension. The structural strength of SIPs is provided in the skin, or "envelope" of the building. It is in the interconnection of these panels, through splines and/or camlocks, that the strength of the building is actually enhanced over "stud wall" construction.

16

Advantages of stress skin panel building construction include: improved sheer strength; greater insulation properties (less energy required to heat and cool); less time to construct "in-the-field" (most of the building construction is completed within a factory); and, a closer match to designed building specifications (enhanced ability to precision build within a factory versus in the field). All of these factors have served to enable SIP engineered buildings to obtain a greater and greater market share of single family and commercial building construction in the United States.

Blazeguard® provides an easily shipped, lightweight, impact resistant, paintable, interior wall surface to be used as the interior thermal wall in SIP production. Blazeguard®, in this application, replaces the use of gypsum wall board as the interior surface of the wall serving as the thermal barrier that is required. Pyrotite, effectively is the layer that replaces the sheet rock. The 7/16" OSB remains unaffected as the structural membrane of the wall. Pyrotite, itself, is more expensive that gypsum wall board, but when on site labor, shipping, and repair costs are taken into consideration, Blazeguard® is a very economic and effective alternative.

Uniform surface characteristics of the Pyrotite in addition to the ability to produce "jumbo" panels (up to 8' x 24'), are very important to the stress-skin panel industry. Since Pyrotite will provide the interior surface of the walls of the building, having a uniform and attractive surface is considered a necessity for effective marketing in this industry. Barrier's semi-automated, direct applied manufacturing line has been engineered to accommodate jumbo panels as well as to provide for a very acceptable interior wall surface.

Blazeguard® has been utilized in a variety of SIP applications in both commercial and light commercial buildings since the execution of the AFM supply agreement in 1996. These projects have demonstrated Blazeguard's versatility and value to this industry.

<u>Fire Resistive, Structural Wall Assemblies</u>. Fire resistance is the ability of a material or an "assembly" of materials to prevent or retard the passage or heat or flame. A fire resistance rating is the time, in minutes or hours, that a material or an assembly will prevent flame or high temperature (an increase of 325°F) from passing through. Standard fire tests exist which rate either heat transfer through an individual panel or the longevity of a complete wall constructed and placed "under load". These fire tests are among the most stringent with respect to getting building materials accepted for particular uses. Once completed, however, they provide a very powerful tool for marketing and sales.

Fire resistant wall assemblies are required by code where the containment of fire is desired either between dwellings or "use" units within a building or between structures. Examples of where rated fire separation walls are required include: the party wall between units in multifamily residential construction; between a garage and living space in all residential buildings; walls in public buildings such as hospitals, day-care centers, and retirement homes; and, the exterior walls of buildings of defined hazardous "use groups"; or, the exterior walls of buildings within five feet of a property line.

The fire resistance rating of many fire-rated wall assemblies in the United States is provided through the use of gypsum wallboard (sheet rock). Sheet rock is a readily available commodity panel product that is relatively inexpensive ($9-$12 per sheet). As an alternative to Blazeguard®, 1/2" sheet rock has very similar "burn through" ratings at less than one half the material cost per sheet. Gypsum wallboard, however, is difficult to handle in some applications and damages easily in use. Labor cost savings are provided when Blazeguard® is used in some applications which have been shown to offset some of the additional materials cost in comparison to sheetrock. Generally if both sheetrock and plywood have been designed into a wall Blazeguard® has been found to be a lower cost alternative (labor included).

Gypsum wallboard has poor impact resistance and has very low structural strength. Gypsum wallboard, therefore, is only used in structural, load-bearing walls, or in walls that require impact resistance, if it is used in combination with structural sheathing or in combination with bracing techniques such as "sway" or corner bracing. FRT is not utilized in fire resistive assemblies because its resistance to "burn through" is actually no better, and sometimes less, than untreated plywood.

For this reason, FRT cannot compete with Blazeguard® as an alternate structural component in these fire-rated wall assembles. Blazeguard® is attractive to builders because it provides structural strength, impact resistance and fire resistance all in a "one-step" application process. Additionally, Blazeguard® withstands the dynamics of the jobsite environment (rain, heat, and handling) better than either sheetrock or FRT.

Commercial Roof Decks. Most of the materials utilized to build the roof decks in commercial buildings are required to be "non-combustible". There are, however, certain criteria regarding building height, number of stories, square footage, and building use/occupancy that if met, allow the use of alternative products such as FRT as: "...an acceptable material". In addition to meeting these very specific criteria, which are interpreted differently within each code jurisdiction, these alternative products require the approval of the most local building code official when the building plans are submitted.

Blazeguard® has been used as an alternative to FRT plywood in commercial roof deck applications where FRT had been accepted as an alternative to a non-combustible requirement. Specific projects include a variety of school buildings as well as the roof deck in the Henry Ford Retirement Complex in Dearborn, Michigan, and the Merck Day-Care Center in Maryland.

Specialty Applications. In addition to such specialty, value added opportunities such as mezzanine floors, and interior liner panels for remote equipment shelters, Blazeguard® also has continuing opportunity in the area of interior wall surfaces (school corridor walls, prisons, hospitals, etc.) and fire rated packaging. Surface characteristics are important to interior finish walls, as well as shelving and packaging applications. Tens of millions of square feet of fire resistant and impact resistant building materials are required for this industry annually. Blazeguard® provides an attractive and economical alternative to fire rated plastics (Class A FRP); fire rated particleboard, and intumescent paints in these markets.

United States vs. Foreign Sales/Assets
During Fiscal 2004/2003/2002, all sales were in the United States.

At 6/30/2004, 6/30/2003 and 6/30/2002: $1,623,527, $1,142,503, and $1,208,895 of the assets were located in the United States and $2,232,489, $163,291, and $1,096 were located in Canada, respectively.

Seasonality
The building products industry in the United States does experience seasonality with housing starts generally depressed in winter months. Barrier's Blazeguard® product, however, is sold in housing markets that have excellent winter business, including the state of Florida. Also, much of the modular housing, including the foam core panel market, performs a considerable amount of their required construction inside factories. Since the work is done within protected environments they tend to be less impacted by the winter season than typical building projects. Seasonality, therefore, is not considered to be a major impediment to Barrier's success in the US market place.

Dependency upon Patents/Licenses/Processes
Pursuant to an agreement for sale of technology dated 3/1/2004, between the Company and Pyrotite Corporation, the Company acquired the rights (previously licensed) to certain fire retardant technology and trademarks for $1,423,082 (US$1,000,000). This purchase price included a $73,391 (US$50,000) non-refundable deposit paid during the fiscal year ended 6/30/2003.

These rights and technology included all of the patents that deal with the Pyrotite technology, whether those patents deal with "surface applied" or integral technology. Barrier utilizes patented manufacturing technology, as well as manufacturing know-how and trade secrets that have been developed and are closely protected by Barrier.

The manufacturing process for the Blazeguard® product is protected by patents, licenses, contracts for sale and trade secrets in the production process. International Barrier Technology, Inc. and Barrier Technology Corporation are, in that regard, totally dependent upon these things for success in the business.

All employees are required to sign a Confidentiality Agreement that incorporates a "do not compete clause". As these clauses pertain to Barrier's employees at the US operations, they have been drafted to conform to the strictest interpretation under Minnesota law.

Dependency upon Customers
During Fiscal 2004, three customers accounted for 82% of the Company's sales with totals of 47%, 19% and 16% respectively.

Sources/Availability of Raw Materials
Material Effects of Government Regulations
All of the raw materials utilized in the manufacturing process are widely available and government regulations concerning these materials or their availability, do not have a material affect on our business.

4.C. Organization Structure

The Company was incorporated in British Columbia under the *British Columbia Company Act* on 7/10/86 under the name "Barrier Technology Inc."; the name was changed to International Barrier Technology Inc. on 3/11/1996.

Subsidiaries:
a) Pyrotite Coatings of Canada Inc.; 100%-Owned
    incorporated in British Columbia on 7/10/1986
b) Barrier Technology Corporation; 100%-Owned
    incorporated in Minnesota, USA on 5/8/1996

4.D. Property, Plant and Equipment

The Company's executive offices are located in shares premises of approximately 800 sq.ft.; located at 750 West Pender Street #604, Vancouver, British Columbia, Canada V6C 2T7. The Company began occupying these facilities in August 1992.

The Company's operating and manufacturing facilities are located in leased premises at 510 Fourth Street N., Watkins, Minnesota. Barrier engaged in a 20-year "capital lease" beginning 6/1/1995. The lease allows Barrier to purchase the facility for a small "transfer fee" once the 20-year lease is up and the industrial development bonds the City of Watkins issued to fund the project are paid in full.

The production plant itself is 22,000 sq.ft. with an ample covered loading dock and an active railroad siding. Attached to the production plant is an office building containing approximately 2,500 sq.ft. of office space and lunch/locker rooms for the hourly employees. These premises provide adequate space for the near future.

The manufacturing process includes a batch mixing station, an automated spray apparatus, and a set of infra-red curing ovens. The product being treated is carried automatically through the system on conveying chains and rollers. The line has been designed to run at a maximum of ten lineal feet per minute. The line has been designed to run materials through at a net width of eight feet. At full speed, the line has the capacity to produce approximately 10 million sq. ft. per shift. On three full shifts, operating at 100 percent efficiency, the existing production line could produce nearly 30 million square feet per year.

Currently, the production line is running between 65% and 70% efficient (6.5 – 7.0 feet per minute). The slower line speed allows for better quality control and still more than adequately allows Barrier to produce the required amount of product that has been sold to date. Barrier has recently begun the construction of a new production line in 15,000 sq.ft. of new building space being added to the existing building. The new line will be higher speed and capacity, but will only run boards that are 4 feet in width. Jumbo, and other specialty products (including samples), will be run on the existing line. The new, high-speed line will be capable of running an estimated 15 million sq.ft. of production capacity on a single shift when it is completed in September 2004. It is expected that this new capacity will improve operating efficiencies, as well as product uniformity. Additional capacity may be added in other facilities as needed. It is presumed that these new facilities will be strategically located near captive markets.

The production process for the Pyrotite technology contains no hazardous or controlled substances that raise environmental concerns. The majority of materials used in the production of Pyrotite are naturally occurring and are therefore landfillable locally. Handling instructions for Barrier's finished product are no more stringent than those required for handling other wood based building products.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 6/30/2004, 6/30/2003 and 6/30/2002 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Fiscal 2004 Ended 6/30/2004

International Barrier Technology Inc. (the Company) manufactures and sells fire-rated building materials primarily in the U.S.A.

Sales reported for the Fiscal 2004 were $4,082,511, an 81% increase over the previous year and record high sales of Barrier's fire resistant Blazeguard panels. Gross profit was up to $636,535, a 30.6% annual increase. The gross margin, which declined from 21.6% to 15.6% was impacted by a substantial increase in substrate costs (Oriented Strand Board and plywood).

To maintain market competitiveness, Barrier does not add a percentage mark-up to the cost of substrate when establishing pricing, merely passing the cost through with a small handling charge. Profit is taken only on Barrier's proprietary treatment of the substrate. Therefore, when substrate prices go up dramatically, gross margins on the entire product decline even through bottom line contribution to product sales have not. The average cost of substrate for Fiscal 2004 was $408 per thousand square feet (msf) compared to $235 per msf the previous year.

Barrier realized a Fiscal 2004 net loss of ($402,966) compared to a $46,775 net income in the year ending 6/30/2003. The major reasons for the decline in net income were charges associated with new product introductions (including R&D) and costs associated with sales, marketing, and investor relations.

Sales as measured by surface footage of product shipped increased to 3.4 million square feet from 2.11 million square feet, an increase of 61.1%. This year-to-year increase follows a year where sales volume had improved from 1.77 million square feet, resulting in a two year increase of 92.1%. Another substantial year-to-year sales volume increase of 68.9% was experienced in Florida, where two manufacturers' representatives continue to represent Blazeguard to town-home builders. While volume increased moderately through Lowe's Companies, Inc., The Contractor Yards, this division was sold to Strober Building Products, Inc. where no restrictions on the sale of FRT plywood exist. Management anticipates that The Contractor Yard's, as a Division of Strober, will continue to be a viable and growing part of Blazeguard's distribution network. Blazeguard continues to be the only fire-rated sheathing carried by the Lowe's Company and Barrier intends to help introduce the product to their home centre stores as the current year progresses. Northeastern US sales through our oldest distribution partner in New Jersey, Manufacturers Reserve Supply (MRS), have remained fairly stable following three years of decline.

The new Blazeguard product, Mule Hide FR panel, was introduced in January 2004 and accounted for 604,200 sq. ft. (17.9%) of Barriers annual sales volume. This panel is an essential component of an Underwriters Laboratories, Inc. assembly listing for fire rated roofs in commercial modular buildings. Barrier expects this market to grow exponentially in the coming years.

Cost of goods sold increased to $3,445,976 from $1,766,992. This increase resulted predominantly from increased sales volume, but was also a result of high sheathing costs throughout the year. Additionally, Barrier experienced a significant loss of efficiency (higher per unit labor costs) as the new Mule Hide FR panel was introduced into the manufacturing process.

The manufacturing process has since been modified to accommodate the production of this product easily and efficiently. Future financials will be impacted in a very positive way now that this product is selling well and produced as a standard procedure in the manufacturing plant.

Operating expenses, including license fees/revenues and R&D, increased to $117,077 from $65,131 the previous year. These costs include the annual minimum royalty net expense of $61,645 (US$45,833). Barrier purchased the technology and patents from Pyrotite Corporation, closing on 5/20/2004, eliminating the requirement for future royalty payments. Research and development expenses of $55,432 were a continuation of the expenses and tests that were instigated last year and were required to complete the UL certification process for the Mule Hide roof assembly.

General and administrative expenses increased to $751,291 from $518,971 last year, an increase of 44.8%. As a percent of revenue these expenses dropped to 18.4% from 23.0% the prior year, and they are expected to continue to decline (as a percentage of revenue) as sales volume increases.

The most dramatic change in year-to-year administrative costs occurred in the area of sales marketing and investor relations. Barrier spent $251,928 on sales marketing and investor-relations activities in Fiscal 2004, up from $53,790. Activities focused on improving the company's website (www.intlbarrier.com) and developing point of sale materials for investors and customers. Barrier attended trades shows, including the International Association of Homebuilders annual convention, as well as, The Money Show, in Las Vegas, Nevada. Barrier purchased radio advertising on nationally (US) broadcast financial programs in an effort to increase market awareness of Blazeguard®, the Pyrotite™ technology, and corporate achievements. Barrier intends to continue to expand upon its shareholder and customer communication programs to ensure the public is made informed about the business development and emerging opportunities.

Other administrative costs were up proportionately with business growth, with the exception of legal costs that rose from $18,955 to $29,536 and filing fees that rose from $10,274 to $31,275. Both of these expenses related to the technology purchase endeavor, and in the development of legal supply agreement documents for Mule Hide.

Other expenses include non-cash items such as foreign exchange gain, amortization, and stock-based compensation. Barrier realized a foreign exchange gain of $6,277 versus $153,202 in the previous year when the stronger Canadian dollar effectively reduced the value of U.S. denominated liabilities when translated into Canadian dollars for reporting purposes. This reporting period marks the first yearend period where Barrier is required to report stock based compensation (non-cash) as a charge to the operating statement. This change accounted for an expense of $95,763 where in previous years the category was not reported.

Operating and net income. Barrier experienced an operating loss of ($231,833) in comparison to ($96,532) in Fiscal 2003 and ($152,592) in Fiscal 2002. The business development expenditures represented in these operating losses enabled Barrier to begin the new fiscal year with excellent positioning for continued growth and to realize profitability. Net loss was ($402,966) compared to a net income of $46,776 in Fiscal 2003.

Summary of Quarterly Results. Sales volumes have taken a dramatic increase since the quarter ending 12/31/2003. Increases in sales volumes occurred in Barrier's primary, established markets but the most significant gains have resulted from the new Mule Hide FR panel. While net income has not improved as dramatically as sales volume, increasing net income numbers are expected now that the new production techniques have been implemented for this product and R&D expenses are substantially complete. Operating income, however, took a dramatic positive turn beginning with the quarter ending 3/31/2004. As the Mulehide panel became a standard production procedure, efficiencies improved along with increasing volume. Continued improvement in operating income is expected as the Mulehide panel continues to increase sales volume.

New product and market development initiatives continue to provide opportunities for sales expansion and growth. Significant progress was made in the effort to introduce fire rated roof assemblies for commercial modular buildings such as job-site trailers and semi-permanent buildings for school and hospital sites. Barrier, and its partner in this development endeavor (Mule Hide Products, Inc., one of the largest US providers of roofing products to the modular industry), have successfully established some of the largest modular building manufacturers in the USA as customers.

Barrier and Mule Hide now intend to work toward the development of similar roofing systems (Class A and C) for use in residential construction. The target market for these residential roof deck assemblies will be the wild fire prone regions of the US south-western region and mountain states.

Roof decking for multi-family residential buildings is Barrier's largest and most stable **existing market application**, and to date, represents the majority of sales. Barrier's Florida wholesale distributor is currently purchasing product at a rate higher than ever and Florida has become the most important US state market for Blazeguard. Sales into Florida increased by 623,300 square feet or 68.9%, after growing 77% the previous year. Management expects sales to multi-family residential construction to continue to grow as more builders become aware of the positive attributes of making Blazeguard their preferred fire-rated sheathing.

Barrier added an independent sales representative in Virginia early in 2004. This sales representative covers the territory from Maryland south to South Carolina. Sales have increased moderately in this territory and expectations are for accelerated growth now that the representative is fully trained and familiar with the Blazeguard product and its applications.

Additional sales representatives are being recruited in Texas and the upper Midwestern US. These positions are expected to be filled prior to the end of this fiscal year.

The Contractor Yards (formerly a Division of the Lowe's Company) continues to inventory Blazeguard at nine of their mid-Atlantic stores. While they are now a part of the Strober network of building products distribution, sales have continued to increase. Barrier has also begun the process of introducing Blazeguard to other stores that are a part of the Strober network, but were not part of the Contractor Yard network. Sales to these additional Strober yards have already occurred in New Jersey.

Lowe's Companies, Inc. will still not allow chemically-treated fire-rated sheathing to be sold at any of their home centre locations. This provides a compelling reason for local home centre managers to market and sell Blazeguard to their many builder customers across the US. Most Lowe's Home Improvement Warehouses have commercial sales departments that cater to the builder community. These commercial sales departments contact Barrier on a regular basis seeking information and price quotes on Blazeguard. Some of these inquiries are translating into orders and Barrier is convinced this business is poised to grow in the coming year. As interest builds in the Lowe's Home Improvement Warehouses network, it is possible that Lowe's may elect to inventory Blazeguard at central intra-company distribution centers. These centralized distribution centers serve to minimize transportation and handling costs to the Home Improvement Warehouses, making the product more economic and competitive.

Global licensing opportunities. With the purchase of the world technology rights, including US patents, foreign patent filings, trademarks, know-how and trade secrets, Barrier is in a position to develop partners all over the globe in licensing arrangements. Interested parties in China, Saudi Arabia, Mexico, Ireland, Great Britain, and New Zealand have already communicated their interest to Barrier. Barrier, in turn, is responding with information about the attributes of Blazeguard®, and the Pyrotite™ technology in an effort to assess their appropriateness in the construction of building communities (residential and commercial) in these countries.

Product and technology licensing scenarios are being developed within Barrier and management is confident that licensing relationships or relationships leading to licensing contracts will be in existence prior to the end of the current fiscal year.

Fiscal 2003 Ended 6/30/2003

International Barrier Technology Inc. (the Company) manufactures and sells fire-rated building materials primarily in the U.S.A.

Sales reported for Fiscal 2003 were $2,254,562, a 21.2% increase over the previous year and record high sales of Barrier's fire resistant Blazeguard panels. Gross profit was up slightly to $487,570. The gross margin of 21.6% compared to 23.6% in Fiscal 2002. Barrier realized a net income of $46,775 compared to a ($317,041) net loss in the prior year. Cash flow from operations was $43,657 for the fiscal year, up slightly from last year.

Sales as measured by surface footage of product shipped increased to 2.11 million square feet from 1.77 million square feet, an increase of 19.1%. A substantial sales volume increase of 77% was experienced in Florida, where two manufacturers representatives are helping to sell Blazeguard to townhome builders. Volume increased 21% through Lowe's Companies, Inc. Contractor Yards. Lowe's continues to sell Blazeguard exclusively as its selected fire-rated sheathing product. The only declining market area was New Jersey, where Manufacturers Reserve Supply (MRS) sells Blazeguard to the roof repair market (replacing failed fire retardant treated plywood from other vendors) but has not focused on the new construction market.

Cost of goods sold increased to $1,766,992 from $1,421,028 (up 24.3%). This increase resulted predominantly from increased sales volume, but also from higher material costs as the building products industry experienced historically high prices for wood sheathing (OSB and plywood) beginning in the spring of 2003. Prices have remained at high levels through the remainder of the year. Direct labor costs, per unit of material produced, have remained relatively constant throughout the year.

Operating expenses including license fees/revenues and R&D decreased to $65,131 from $114,467 the previous year. These costs include the annual minimum royalty net expense of $75,540 (US$50,000) discussed in Note 14. Research and development expenses of $25,850 were predominantly for fire tests and material samples in support of new product/market development, in particular for roof deck assemblies for mobile offices/modular buildings. During the year, Barrier received a royalty payment of $36,259 (US $24,000) for its share of a potential license agreement negotiated by its Licensor (Pyrotite Corporation) for the IPOSB technology. Pyrotite Corporation continues to seek other applications and opportunities for the IPOSB technology.

General and administrative expenses increased to $518,971 from $477,264 last year, a decrease to 23.0% as a percentage of sales compared to 25.7% in the prior year. Consulting fees, legal fees, and investor relations expenses increased to $70,375 from $5,320 last year. This change is due to Barrier's increasing effort to communicate to shareholders and the public the Company's business development initiatives and market opportunities for its products. Wages and management fees were relatively unchanged at $181,037.

Other expenses include non-cash items such as foreign exchange gain (loss), amortization, and stock based compensation. Barrier realized a foreign exchange gain of $153,202 as the stronger Canadian dollar effectively reduced the value of US$-denominated liabilities when translated into Canadian dollars for reporting purposes. Barrier negotiated a forgiveness of debt with AFM Corporation on funds provided in 1995 and 1996. These funds were used to modify the Company's production line to accommodate "jumbo" (8' x 24') panels and automate the production process.

Operating and net income. Barrier achieved a notable reduction of its operating loss to $96,532 in Fiscal 2003 compared to an operating loss of $152,592 the prior year. For the first time in Barrier's corporate history the company reported an annual net profit. Net income of $46,775 compares to a loss of $317,041 in Fiscal 2002.

New product and market development initiatives continue to provide opportunities for sales expansion and growth. Significant progress was made in the effort to develop fire rated roof assemblies for commercial modular buildings such as job-site trailers and semi-permanent buildings for school and hospital sites. Barrier, and its partner in this development endeavor (one of the largest US distributors of building products to the modular industry), successfully passed stringent fire and wind load tests at Underwriters Laboratories, Inc. (UL). UL will certify and list in their directory both "A" and "C" roof deck assemblies utilizing Barrier's Blazeguard product as a key component. Sales are expected to commence in late 2003 with significant sales volume expected in 2004. As a part of this process, Barrier has completed production line improvements that increase production capacity for this market application by more than 30%.

Barrier has improved the ability to finish interior wall panels by painting them on the existing production line. While two-part epoxy paints are utilized to create a finish that is competitive to plastic overlaid panels (FRP), other paint systems are being utilized to create a variety of finishes that in time will create opportunities to sell into residential markets as well as commercial and institutional buildings. Tnemec Company, a respected producer of paint systems for commercial applications in the United States, has been instrumental in helping Barrier develop different finishing/painting technologies required to provide panels meeting a variety of needs.

Roof decking for multi-family residential buildings is Barrier's largest and most stable existing market application, and represents the majority of sales. Barrier's Florida wholesale distributor is currently purchasing product at a rate higher than ever and Florida has become the most important US state market for Blazeguard. Sales into Florida increased by 394,100 square feet or 77%, after growing 11% the previous year. Management expects sales in 2004 to continue growing as more builders make Blazeguard their preferred fire-rated sheathing.

Lowe's Contractor Yards continues to inventory Blazeguard at more of their locations. Lowe's Companies, Inc. will not allow chemically treated fire rated sheathing to be sold at any of their locations. This provides a compelling reason for local yard managers to market and sell Blazeguard to their many builder customers across the US. In Fiscal 2003, sales to Lowe's were up 93,740 sq.ft. (21%) after growing nearly 200,000 square feet in 2002. Despite the high prices of substrate panels used in Blazeguard and distributors' current tendency to hold less inventory (out of fear that prices could potentially fall quickly), sales continue to grow at a significant rate. Lowe's has been instrumental in building Barrier's sales in Maryland, Virginia, and North Carolina.

Barrier anticipates that it can also extend its business from Lowe's Contractor Yards into Lowe's Home Improvement Warehouses. Lowe's has a total of 875 stores in 45 states (www.lowes.com). Most Lowe's Home Improvement Warehouses have commercial sales departments that cater to the builder community. These commercial sales departments contact Barrier on a regular basis seeking information and price quotes on Blazeguard. Some of these inquiries are translating into orders and Barrier is convinced this business is poised to grow in the coming year. As interest builds in the Lowe's Home Improvement Warehouses network, it is possible that Lowe's will elect to inventory Blazeguard at central intra-company distribution centers. These centralized distribution centers serve to minimize transportation and handling costs to the Home Improvement Warehouses, making the product more economic and competitive.

Sales to Manufacturers Reserve Supply, Barrier's wholesale lumber distributor in New Jersey and eastern Pennsylvania, declined 42.7% to 373,700 sq. ft. They have remained focused on "roof replacement" projects resulting from the premature failure of fire retardant treated plywood (FRT) rather than pursuing valuable opportunities in new construction. Many of the remaining FRT replacement projects have been completed and the State of New Jersey has terminated its program of funding FRT replacement projects with public money. Barrier continues to support MRS but is focusing on growth markets such as Florida, Georgia, Virginia, and Texas, where the majority of multi-family housing starts are occurring.

Material transactions. On 3/5/2003, Barrier announced a letter of intent to purchase the worldwide technology rights (including all relevant patents) to the Pyrotite technology, which represents the foundation of Barrier's business, from Pyrotite Corporation, Inc. Barrier agreed to pay US$1,000,000 for these rights and made a non-refundable payment of US$50,000 (see Note 6). Negotiations extended beyond the originally intended September 30th closing date. Final negotiations are in progress. Management is focused on successfully concluding this transaction. Given the expected successful conclusion to this transaction, Barrier intends to raise sufficient capital to complete the transaction within a period defined in the purchase agreement.

<u>Fiscal 2002 Ended June 30, 2002</u>

Sales reported for year ended 6/30/2002 were $1,860,167 representing a 24.4% increase over the previous year. Gross profit on sales was stable at $439,139 with a gross margin of 23.6% compared to a gross margin of 29.4% for last fiscal year. Barrier reported a ($317,041) net loss for Fiscal 2002 compared to a net loss of ($453,979) in the previous year. Cash flows from operating activities were $42,739 for Fiscal 2002, an increase of $294,832 over the prior year.

Sales as measured by surface footage of product shipped decreased to 1.77 million square feet from 2.15 million square feet, a decrease of 17.7%. The reason volume decreased while dollar sales increased is due to a changing mix of product, moving towards higher margin sales. A significant amount of discount-priced product was shipped during Fiscal 2001, destined for Japanese markets; sales to Japanese markets dropped from 710,840 square feet in Fiscal 2001 to 69,850 square feet this year; a reduction in sales of 90.2%. Sales volume in the United States actually increased this year by 18.4% to 1,703,000 square feet from 1,438,520 square feet.

Cost of goods sold increased to $1,421,028 from $1,055,351 (34.6%). Barrier now purchases all of the wood sheathing used in the production of Blazeguard, except for that destined for Japan. The cost of sheathing, therefore, in this year was based on purchases of 1.7 million square feet versus 1.4 million square feet last year.

Operating expenses in the current year declined to $112,704 from $162,525 in the previous year. Operating costs include $36,082 in research and development and $78,385 in license fees for the US rights to the Pyrotite technology. License fees are 3% of gross sales with a US$50,000 minimum.

General and administrative expenses decreased to $477,264 from $561,594 last year. Barrier did not incur any investor-relations costs this year compared to $28,890 last year. Foreign exchange decreased $61,074 as compared to the previous year. There was an increase in accounting and audit fees of $12,404 as Barrier continues to use an outside accounting firm for bookkeeping for the US operation. Travel and promotion fees declined as less travel in support of the business occurred. Filing fees increased this year as a result of acquiring approval to list the Company's shares for trading on the NASD Electronic OTC Bulletin Board.

There were no changes to the Company's board of directors during the year. Related party charges for wages, management fees and interest on loans increased to $198,605 for the current year compared to $192,743 in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Financings
During Fiscal 2003, the Company raised $350,000 from a private placement of 3,500,000 common shares; a $30,000 finder's fee was paid. Also, 2,000,000 common shares were issued to settle $300,000 in debt with officers and Directors.

During Fiscal 2004, the Company has raised $300,000 from a private placement of 1,000,000 common shares; a 100,000 common share finder's fee was paid. $768,000 was raised from a private placement of 1,200,000 common shares. $787,500 was raised from a private placement of 750,000 units. Also, the Company has raised $41,850 from the exercise of 266,500 stock options. Finally, $816,000 was raised from the exercise of 1,020,000 warrants.

During Fiscal 2005-to-date, the Company has raised $1,635,720 by completing a private placement of 1,470,000 units at $1.15 per share; raised $111,000 from the exercise of 720,000 stock options; and raised $8,000 from the exercise of share purchase warrants.

Material transactions
On 3/1/2004, Barrier finalized an agreement to purchase the Pyrotite technology, including: US patents; foreign patent filings; manufacturing know-how; trade secrets, and trademarks, for $1,423,082 (US$1,000,000). The acquisition was effective 5/31/2004, the end of the fiscal year.

A supply agreement for the Mulehide FR panel was finalized between Mulehide Products, Inc. and Barrier that provided for minimum committed volumes, exclusivity and prices while also providing clauses for non-competition and confidentiality.

Fiscal 2004 Ended 6/30/2004
The Company had working capital of $657,148 as at 6/30/2004. Cash Used by Fiscal 2004 Operating Activities totaled $611,184, including the ($402,966) Net Loss. Significant adjustments included: $85,950 from amortization, $95,763 from "stock-based compensation", and ($389,931) in "changes in non-cash working capital balances related to operations". Cash Used in Fiscal 2004 Investing Activities was $55,842 for purchase of capital assets and $1,416,381 for purchase of trademark and technology rights. Cash provided from Fiscal 2004 Financing Activities was $2,632,862, including: ($26,113) decrease in long-term debts; ($73,202) decrease in capital lease obligations; $2,700,029 from equity financings described above; and $32,148 increase in bank indebtedness. Management believes that it will be necessary to raise additional working capital to provide for all planned requirements and anticipates that such funds will be provided through private sales of equity and loans from insiders, although all current negotiations are preliminary.

The large capital outlay during Fiscal 2004 was the $1.4 million acquisition of trademark/technology rights; the large influx was from the sale of 4.3 million common shares, raising $2.7 million (detailed above). In addition, the Company finished the year owing $134,047 on its revolving operating line which was paid off in July 2004. As expected, accounts receivable rose $456,539, reflecting the $1.8 million increase in sales revenue. Other items, such as long-term debts, property capital leases, inventory, and accounts payable/accrued liabilities all had "ordinary" increases and/or decreases given corporate growth. The Company anticipates that Fiscal 2005 will see groundbreaking on the new manufacturing facility, expected to cost about $2.7 million. To finance this expansion, the Company raised $1.75 million in equity during the first six months of Fiscal 2005, and expects to raise another $1.5 million during the last half of Fiscal 2005.

Fiscal 2003 Ended 6/30/2003
The Company had a working capital deficiency of ($245,303) as at 6/30/2003. Cash Provided by Fiscal 2003 Operating Activities totaled $43,657, including the $46,775 Net Income. Significant adjustments included: $88,405 gain on forgiveness of debt and $98,300 from amortization and ($13,013) in net changes in non-cash working capital items. Cash Used in Fiscal 2003 Investing Activities was $93,406 for purchase of capital assets and technology rights. Cash provided from Fiscal 2003 Financing Activities was $148,701, including: ($4,798) decrease in unearned income; ($17,272) decrease in long-term debts; ($181,770) decrease in capital lease obligations; $320,000 from equity financings described above; and $32,541 increase in bank indebtedness. Management believes that it will be necessary to raise additional working capital to provide for all planned requirements and anticipates that such funds will be provided through private sales of equity and loans from insiders, although all current negotiations are preliminary.

Research and Development, Patents, and Licenses, Etc.
During 2004/2003/2002/2001/2000/1999/1998, the Company expended $55,432, $25,850, $36,082, $84,493, $84,779, $68,700 and $46,369 on research and development, respectively. These expenditures were primarily for the manufacturing process conversions required to switch first from laminate to "direct applied" technology and then to the automated process. Barrier continues to expend resources on R&D in an ongoing effort to improve production efficiencies and quality. In addition, Barrier is often faced with questions regarding the applicability of the Blazeguard® technology for ancillary markets (mezzanine floors, electrical equipment panels, modular housing, etc.). The requests to consider different market applications typically come from existing or potential customers and are taken very seriously. To the extent that the inquiry requires expenditure of resources, these expenditures are charged to R&D.

Patents/Trademarks/Licenses
The Pyrotite Technology owned by the Company is protected by two US Patents. Additional patents, related to the manufacturing process, are being discussed and explored as the new production line is being constructed utilizing new and innovative technology. International Barrier Technology owns the registered trademark Blazeguard® and the unregistered rights to the trademark name Pyrotite™. For information regarding the Company's licenses refer to ITEM 4.1, Information on the Company, History and Development of the Company, History and Development".

5.E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F.   Tabular disclosure of contractual obligations

The Company is committed to payments under a number of operating leases for office premises and other accommodation for various terms through to June 2009. The following table lists as of 6/30/2004 information with respect to the Company's material contractual obligations.

Contractual Obligations	Total	Less than one year	1-3 years	3-5 years	More than five years
		Payments in $1,000's due by period			
S-T Bank Revolving Operating Loan	$ 134	$134	nil	nil	nil
Long-Term Debt Obligations	78	26	46	6	nil
Capital (Finance) Lease Obligations	1179	118	218	204	639
Operating Lease Obligations	nil	nil	nil	nil	nil
Purchase Obligations	nil	nil	nil	nil	nil
Employment Obligations	273	105	167	nil	nil
Total	$1664	$383	$431	$210	$639

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 3
Directors and Senior Management
December 15, 2004

Name	Position	Age	Date of First Election or Appointment
David J. Corcoran (1)(2)	Administrator/Director	57	July 1986
Michael D. Huddy (1)(3)	President/Director	52	February 1993
Lindsey Nauen (4)	Corporate Secretary	53	December 2003
Victor A. Yates (1)	Director	59	November 1987

(1)   Member of Audit Committee.
(2)   He spends over half of his time on the affairs of the Company.
      Business Address: c/o International Barrier Technology Inc..
                        750 West Pender Street, #604
                        Vancouver, British Columbia V6C 2T7
(3)   Business Address: c/o Barrier Technology Inc.
                        510 4th Street North, Watkins, Minnesota, USA 55389
      He spends full time on the affairs of the Company.
(4)   Business Address: c/o Barrier Technology Corp.
                        510 4th Street North, Watkins, Minnesota, USA 55389
      She spends less than 10% of her time on the affairs of the Company.

David J. Corcoran, Administrator and Director, is a member of the Institute of Chartered Accountants in British Columbia, Canada, with over twenty-five years of experience in industry and commerce. Prior to 1976, Mr. Corcoran spent over five years gaining experience in marketing, sales and product distribution while he worked in sales with several major companies including Scott Paper and Bristol Myers. His career in accounting began in 1976 when he joined Touche Ross and Company. In 1979, he founded Corcoran and Company, Chartered Accountants. From 1979 to 1990, his firm secured a wide variety of business clients whom he advised regarding their management and business planning. In 1991, he joined the management of the Company on a full-time basis. Mr. Corcoran brings to the organization specific business experience in both sales and public finance. He has been an officer and director of the Company since it inception in 1986.

Lindsey Nauen, Corporate Secretary, received her MBA from the University of Minnesota in 1988. She also received a B.A. in psychology in 1971 and a M.A. in Library Science in 1974. For the last eleven years she has been the owner of Nauen Mobil Accounting, providing accounting and business consulting services to small businesses. In that capacity, she has been providing accounting services to the Company since 1999.

Michael D. Huddy, President and Director, joined the Company in February 1993 as President of the newly-formed US Subsidiary, Barrier Technology Corporation. Dr. Huddy was elected President of the Company and a Director in July 1994. Dr. Huddy had been in charge of marketing and sales of Blazeguard® with Citadel and Weyerhaeuser. He was part of Weyerhaeuser's research/development team established to develop the Blazeguard® product. Dr. Huddy brings sales, marketing and general management experience. He joined Weyerhaeuser's Architectural Products Group in 1988, after two years as General Manager of Weyerhaeuser's Northwest Hardwoods operations in Wisconsin. Before joining Weyerhaeuser, Dr. Huddy worked for Crown Zellerbach Corporation for seven years. Dr. Huddy holds a Bachelor of Science degree in Biological Sciences with a minor in Chemistry from Lake Superior State College; a Masters of Science degree in Resource Administration; and a Ph.D. in Natural Resource Economics with a minor in Business Management from Michigan State University.

Victor A. Yates, Director, is a self-employed businessman involved in real estate, construction of multi-family and commercial developments. He holds a degree in Real Estate Appraisal and is a Licensed Real Estate Agent. He 25 years experience in operating a variety of business ventures brings to the Board an entrepreneurial and construction and financial perspective.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors with management service contracts but without term of office, except as disclosed in ITEM #6B below.

Despite the Company's Secretary/Administrator spending material portions of this time on businesses other than the Company, the Company believes that he devotes sufficient time to the Company to properly carry out his duties.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. There are no family relationships between any two or more Directors or Executive Officers.

<u>6.B. Compensation</u>

<u>Cash Compensation</u>. Total compensation paid/accrued (directly/indirectly) to all Directors/Senior Management during Fiscal 2004 ended 6/30/2004 was CDN$242,288, including CDN$206,288 paid to Michael Huddy and CDN$36,000 paid indirectly to David Corcoran (refer to ITEM #7B). In addition, during Fiscal 2004, the granting of below-market stock options to: Michael Huddy resulted in non-cash compensation of $12,000; and Linday Nauen, a Director, resulted in non-cash compensation of $13,000.

Michael Huddy provides his services pursuant to a management agreement dated 2/13/1993; the terms of the agreement have been revised although no new formal agreement has been signed. The current terms require that Mr. Huddy provide full-time service to Barrier in an executive capacity (CEO) and to be fully responsible for Barrier's activities in the USA. The original agreement was for a term of four years but was to renew automatically ever two years unless written notice of the intent to terminate was given by either party to the other. Terms of compensation are to be given prior to any renewal period.

The employment agreement specifies employer termination provisions including: material breach of any provision of the contract; inability to perform the duties under the agreement; fraud or serious neglect or misconduct; personal bankruptcy.

The duties are complete as to those of a Chief Executive Officer (President) and include: Administration of the day to day affairs of the Employer Development of Financial, manufacturing, and marketing plans; Communication with Employer and Shareholders on a timely basis; and, Formulation and execution of a proposed budget approved by the Employer. The Employment Agreement contains a Confidentiality Provision that precludes the sharing of confidential information to third parties not requiring the information to conduct business with Barrier. The confidentiality provision extends beyond the time limit of the agreement until the information or knowledge becomes part of the public domain.

<u>Director Compensation</u>. The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

<u>Stock Options</u>. The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

<u>Change of Control Remuneration</u>. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Other Compensation. No Executive Officer/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Executive Officers.

6.C. Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company's Articles. Officers are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective. The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board's responsibilities include overseeing the conduct of the Company's business, providing leadership and direction to its management, and setting policies. Strategic direction for the Company is developed through the Board's annual planning process. Through this process, the Board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

The Board has delegated to the CEO and Senior Management responsibility for the day-to-day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval. The CEO and Senior Management review the Company's progress in relation to the current operating plan at in-person Board meetings. The Board meets on a regular basis with and without management present. Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1. Terms of Office. Refer to ITEM 6.A.1.
6.C.2. Directors' Service Contracts. --- Not Applicable ---
6.C.3. Board of Director Committees.
The Company has only an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee met monthly in Fiscal 2004 and has met five times during Fiscal 2005-to-date. The current members of the Audit Committee are: David Corcoran, Michael Huddy and Victor Yates.

Pursuant to the *British Columbia Company Act*, or the Act, a majority of the Company's Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia, Canada. All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company's Articles. Officers are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective. The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board's responsibilities include overseeing the conduct of the Company's business, providing leadership and direction to its management, and setting policies. Strategic direction for the Company is developed through the Board's annual planning process. Through this process, the Board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

The Board has delegated to the CEO and Senior Management responsibility for the day-to-day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval. The CEO and Senior Management review the Company's progress in relation to the current operating plan at in-person Board meetings. The Board meets on a regular basis with and without management present. Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.D. Employees
As of 12/15/2004, the Company had sixteen active employees, including the three Senior Management. As of 6/30/2004, 6/30/2003, and 6/30/2002, there were 20, 13, and 11 employees (including the Senior Management), respectively. None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership

Table No. 4 lists, as of 12/15/2004, Directors and Senior Management who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. Table No. 4 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company's securities.

Table No. 4
Shareholdings of Directors and Executive Officers
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #
Common	Carl Marks IB LLC (1)	3,990,071	15.0%
Common	David Corcoran (2)	1,942,035	7.6%
Common	Michael Huddy (3)	1,637,960	6.4%
Common	Victor Yates (4)	908,122	3.6%
Common	Lindsey Nauen (5)	25,000	0.1%
Total Directors/Officers		**8,503,188**	**32.7%**

(1) 1,470,000 represent currently exercisable warrants
    Carl Marks IB LLC is a partnership of Carl Marks & Co. LP and Martin Lizt.
    Andrew M. Boas and Robert Speer of New York, Limited Partners in
    Carl Marks & Co. LP, exercise direction/control over Carl Marks IB LLC.
    Carl Marks & Co. LP is a limited partnership of 18 partners.
    Carolyn Marks Blackwood and Linda Marks Katz are the two greater than
    10% holders of the partnership. In addition, Martin Lizt has a stock
    option for 100,000 shares.

(2) 300,000 represent currently exercisable stock options.
    1,460,637 shares are held indirectly through Corcoran Enterprises Ltd.,
            a private company controlled by Mr. Corcoran.
      42,807 shares are escrowed and contingently cancelable where release
            is controlled by Canadian regulatory authorities
    Excludes 1,463,194 shares/warrants owned by family members, where he
    disavows beneficial interest and does not have voting or disposition
    control.

(3) 300,000 represent currently exercisable stock options

(4) 300,000 represent currently exercisable stock options.
    608,122 shares are held indirectly through Continental Appraisal Ltd.,
            a private company controlled by Mr. Yates.
      6,115 shares are escrowed and contingently cancelable where release
            is controlled by Canadian regulatory authorities
    Excludes 592,611 shares/warrants owned by family members, where he disavows
    beneficial interest and does not have voting or disposition control.

(5) 25,000 represent currently exercisable stock option.
    An additional 25,000 stock options exercise:
        12,500 at 11/29/2004 and 12,500 at 1/29/2005.

Based on 25,174,855 shares outstanding as of 11/15/2004 and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year
During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees. No SARs (stock appreciation rights) were granted during this period.

Table No. 5
Stock Option Grants in Fiscal 2004 Ended 6/30/2004

Name	Number of Options Granted	Percentage of Total Options Granted	Exer. Price Per Share	Grant Date	Exp'r Date	Market Value of Securities Underlying Options on Date of Grant Per Share
Michael Huddy	100,000	20%	$0.26	7/10/2003	7/10/2005	$0.38
Lindsay Nauen (1)	50,000	10%	$1.05	4/29/2004	4/29/2006	$1.31
Management Total	150,000	30%				
Consultants	220,000	45%	$0.26	7/10/2003	7/10/2005	$0.38
Consultants (2)	120,000	25%	$0.80	1/13/2004	1/19/2006	$0.99
Total	490,000	100%				

(1) 12,500 options vest every three months.
(2) 30,000 options vest every three months.

Table No. 6 gives certain information concerning stock option exercises during Fiscal 2004 Ended 6/30/2004 by our Senior Management and Directors (none). It also gives information concerning stock option values. During Fiscal 2004, a total of 266,500 stock options were exercised.

Table No. 6
Aggregated Stock Options Exercises in Fiscal 2004
Fiscal Yearend Unexercised Stock Options / Stock Option Values
Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Value(1) Realized	Number of Unexercised Options at Fiscal Yearend Exercisable/ Unexercisable	Value(2) of Unexercised In-the Money Options at Fiscal Yearend Exercisable/ Unexercisable
David Corcoran	nil	$nil	360,000/nil	$475,200/nil
Victor Yates	nil	$nil	150,000/nil	$198,000/nil
Michael Huddy	nil	$nil	100,000/nil	$116,000/nil
Employees/Consultants	266,500	$468,175	433,500/290,000	$531,220/$272,300

(1) Difference between market price and exercise price on date exercised.
(2) Difference between market price and exercise price at fiscal yearend.

Stock Options. The terms of incentive options granted by the Company are done in accordance with the rules and policies of the TSX Venture Exchange, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the "Plan") on 12/12/2003.

Such "terms and conditions", including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

Number of Shares Reserved. The number of common shares which may be issued pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company from time to time at the date of granting of options (including all options granted by the Company under the Plan).

Maximum Term of Options. The term of any options granted under the Plan is fixed by the Board of Directors and may not exceed five years from the date of grant, or 10 years if the Company is classified as a "Tier 1" issuer under the policies of the TSX Venture Exchange. The options are non-assignable and non-transferable.

Exercise Price. The exercise price of options granted under the Plan is determined by the Board of Directors, provided that it is not less than the discounted market price, as that term is defined in the TSX Venture Exchange policy manual or such other minimum price as is permitted by the TSX Venture Exchange in accordance with the policies from time to time, or, if the shares are no longer listed on the TSX Venture Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

Reduction of Exercise Price. The exercise price of stock options granted to insiders may not be decreased without disinterested shareholder approval, as described below.

Termination. Any options granted pursuant to the Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, or employee of the Company or any of its affiliates, and within generally 30 days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death. If such cessation is on account of death, the options terminate on the first anniversary of such cessation. If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately. Options that have been cancelled or that have expired without having been exercised shall continue to be issuable under the Plan. The Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of Company's shares.

Administration. The Plan is administered by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time.

Board Discretion. The Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time and in accordance with TSX Venture Exchange policies. The number of option grants, in any 12-month period, may not result in the issuance to any one optionee which exceed 5% of the outstanding common shares of the Company (unless the Company is a Tier 1 issuer and has obtained the requisite disinterested shareholder approval), or the issuance to a consultant or an employee engaged in investor relations activities which exceed 2% of the outstanding common shares of the Company. Disinterested shareholder approval will be sought in respect of any material amendment to the Plan.

The names of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 7 as of 11/15/2004, as well as the total number of options outstanding.

Table No. 7
Stock Options Outstanding

Name	Number of Shares of Common Stock	CDN$ Exer. Price	Grant Date	Expir'n Date
David Corcoran	300,000	$0.76	8/24/04	8/24/09
Victor Yates	300,000	$0.76	8/24/04	8/24/09
Michael Huddy	300,000	$0.76	8/24/04	8/24/09
Lindsey Nauen (1)	50,000	$1.05	4/29/04	4/29/06
Total Officers/Directors	950,000			
Employee/Consultants	428,500	$0.10	3/05/03	3/05/08
Employee/Consultants	25,000	$0.26	7/10/03	7/10/05
Employee/Consultants (2)	110,000	$0.80	1/13/04	1/13/06
Employee/Consultants (3)	250,000	$0.76	8/24/04	8/24/09
Total Officers/Directors/Employees	**1,763,500**			

(1) 25,000 not vested; 12,500 vested every three months following granting.
(2) 30,000 not vested; vest 1/13/2005.
(3) 250,000 not vested; one-fourth of granted options per grantee vest every three months following granting.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E. and Table No. 4, 5, 6, and 7

7.A.1.b. Significant Changes in Major Shareholders' Holdings.
The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; refer to Table No. 4 for additional information.

	Shared Owned 6/30/2004	Shared Owned 6/30/2003	Shared Owned 6/30/2002
David Corcoran	1,282,035	2,122,035	1,998,215
Michael Huddy	1,237,960	1,807,960	1,197,607
Victor Yates	458,122	458,122	877,229

7.A.1.c. Different Voting Rights. The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.
The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

On 11/15/2004, the Company's shareholders' list showed 25,174,855 common shares outstanding and 103 registered shareholders, with 20,932,474 shares owned by thirty-five registered shareholders resident in Canada.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has approximately 750 beneficial owners of its common shares.

7.A.3. Control of Company. The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Development of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements.
  --- No Disclosure Necessary ---

7.B. Related Party Transactions

David Corcoran, Corporate Secretary-Administrator/Director
Mr. Corcoran is compensated for his managerial services to the Company indirectly through Corcoran Enterprises Ltd., a private company controlled by Mr. Corcoran. During Fiscal 2004/2003/2002, $36,000, $36,000, and $36,000, were paid/accrued to Corcoran Enterprises Ltd., respectively.

In addition, stock options intended for Mr. Corcoran have been granted to Corcoran Enterprises Ltd. During Fiscal 2004/2003/2002, nil, nil, and 415,000 stock options were granted to Corcoran Enterprises Ltd, respectively.

Victor Yates, Director
Stock options intended for Mr. Yates have been granted to Continental Appraisals Ltd., a private company controlled by Mr. Yates. During Fiscal 2004/2003/2002: nil, nil, and 415,000 stock options were granted to Continental Appraisals Ltd., respectively.

Funds Owed to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital; this has included interest/non-interest-bearing advances and convertible promissory notes. Funds owed totalled:

Name	6/30/2004	6/30/2003	6/30/2002
Corcoran Enterprises Ltd. (1)	$0	$18,000	$39,515
Corcoran Enterprises Ltd. (1)	0	0	$112,741
473240 B.C. Ltd. (2)	0	0	$36,487
Michael Huddy	0	0	$ 1,513
Continental Appraisals Ltd. (3)	0	0	$27,000

(1) Controlled by David Corcoran
(2) Controlled by Michael Huddy
(3) Controlled by Victor Yates

Interest Payable to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital; this has included interest/non-interest-bearing advances and convertible promissory notes. Interest payable totalled:

Name	6/30/2004	6/30/2003	6/30/2002
Corcoran Enterprises Ltd. (1)	$0	$225	$8,305
Corcoran Enterprises Ltd. (1)	0	0	$11,462
473240 B.C. Ltd. (2)	0	0	$11,998
Continental Appraisals Ltd. (3)	0	0	$5,160

(1) Controlled by David Corcoran
(2) Controlled by Michael Huddy
(3) Controlled by Victor Yates

During April 2003, the Company issued 2,000,000 common shares to officers/directors directly/indirectly to settle $300,000 of debt:
David Corcoran: 1,163,820 shares; $174,573
Michael Huddy: 650,353 shares; $ 97,553
Victor Yates: 185,827 shares; $ 27,874

Other than as disclosed above, there have been no transactions since 6/30/2001, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel --- Not Applicable ---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Amisano Hanson, independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements
for Fiscal 2004, Fiscal 2003, and Fiscal 2002

8.A.7. Legal/Arbitration Proceedings

The Directors and the management of the Company know of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements.

ITEM 9. THE OFFER AND LISTING

9.A.4. Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Toronto, Ontario, Canada, under its former name Barrier Technology Inc. in September 1986. The current stock symbol is "IBH". The CUSIP number is #458968-10-4.

The Company's common shares began trading on the OTC Bulletin Board in August 2002 under the symbol IBTGF.OB.

Table No. 8 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last eight fiscal quarters; and the last five fiscal years.


Table No. 8
TSX Venture Exchange
Common Shares Trading Activity


Period Ended	Volume	High	Low	Closing (Sales - Canadian Dollars)
Monthly				
10/31/2004	121,000	$0.86	$0.67	$0.71
9/30/2004	311,300	0.89	0.64	0.80
8/31/2004	261,700	1.06	0.82	0.84
7/31/2004	336,700	1.41	0.89	0.93
6/30/2004	1,212,300	2.14	1.28	1.42
5/31/2004	1,471,100	2.23	1.40	2.14
Quarterly				
6/30/2004	3,933,400	$2.23	$1.10	$1.42
3/31/2004	2,122,200	1.22	0.67	1.22
12/31/2003	1,805,100	1.09	0.30	1.00
9/30/2003	1,077,100	0.47	0.30	0.39
6/30/2003	483,660	$0.34	$0.22	$0.30
3/31/2003	3,055,100	0.42	0.04	0.30
12/31/2002	50,090	0.15	0.04	0.07
9/30/2002	273,660	0.10	0.06	0.08
Yearly				
6/30/2004	8,937,800	$2.23	$0.30	$1.42
6/30/2003	3,862,510	0.42	0.04	0.36
6/30/2002	329,520	0.13	0.05	0.08
6/30/2001	1,940,069	0.19	0.08	0.08
6/30/2000	4,442,428	0.48	0.08	0.20

Table No. 9 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for: the last two fiscal years, the last eight fiscal quarters, and the last six months.

Table No. 9
OTC Bulletin Board
Common Shares Trading Activity

Period Ended	Volume	High	Low	- Sales - US Dollars Closing
Monthly				
10/31/2004	1,417,436	$0.68	$0.51	$0.59
9/30/2004	2,070,854	0.69	0.47	0.60
8/31/2004	1,326,688	0.77	0.63	0.63
7/31/2004	3,039,404	1.07	0.64	0.71
6/30/2004	8,439,086	1.50	0.96	1.07
5/31/2004	4,688,789	1.68	1.14	1.60
Quarterly				
6/30/2004	16,240,223	$1.68	$0.82	$1.07
3/31/2004	3,819,414	0.95	0.52	0.95
12/31/2003	2,383,770	0.81	0.22	0.81
9/30/2003	1,617,400	0.35	0.21	0.26
6/30/2003	1,553,800	$0.26	$0.18	$0.21
3/31/2003	280,500	0.26	0.05	0.26
12/31/2002	118,100	0.05	0.02	0.05
9/30/2002	300	0.06	0.06	0.06
Yearly				
6/30/2004	24,060,807	$1.68	$0.21	$1.07
6/30/2003	1,952,700	$0.26	$0.02	$0.05

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange ("CDNX") from its member firms on 8/1/2001. The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX. The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market. The TSX Venture Exchange is a venture market as compared to the TSX Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise. The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms. It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors. TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.

Enforcement action taken by the surveillance department may include the following:
1) forcing companies to correct misleading or inaccurate disclosure which includes new releases or internet postings:
2) requiring the resignation of unacceptable directors and officers;
3) requiring cancellation and return shares to treasury;
4) requiring undertakings from directors and officers that they will ensure compliance with the listing agreement and listings policies in the future;
5) requiring the termination of unacceptable investor relations services;
6) halting and suspending trading in the shares of companies;
7) de-listing companies that have contravened exchange by-laws, rules or policies.

The market surveillance department issues TSX notices to inform the public of halts, suspensions, de-lists and other enforcement actions. All TSX notices can be found on the TSX website or INFOTSX. In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company's affairs and a level playing field for investors.

In addition to market surveillance, the TSX Venture Exchange's compliance department is comprised of an investigative services team that conducts investigations into alleged violations of securities trading. The TSX Venture Exchange Conduct Review Committee determines whether a case for discipline exists. Disciplinary cases either result in a settlement reached between TSX Venture Exchange and the respondent or they proceed to a disciplinary hearing. The public can attend disciplinary hearings, view the exhibits filed and obtain copies of the decisions issued by the panel. If the hearing panel's decision is not acceptable to either TSX Venture Exchange or the respondent, an appeal process may be initiated.

9.A.5. Common Share Description

Escrowed Common Shares
On 5/15/1987, the Company issued 296,500 shares of "Principal Escrow" common stock at $0.01 per share. 173,452 of these shares are still escrowed and outstanding. On 11/15/2004, these are held:

Continental Appraisals Ltd.	6,115 shares
James Stewart	10,000 shares
Prime Equities International Corp.	24,461 shares
Pyrotite Corporation	26,685 shares
Corcoran Enterprises Ltd.	42,807 shares
Chet Idziszek	63,384 shares

Pursuant to a performance escrow agreement dated 2/24/1992 between the Company and certain escrow Shareholders (the "Escrow Agreement"), 48,922 common shares of the Company (the "Escrow Shares") are held in escrow with Pacific Corporate Trust Company of Vancouver, British Columbia. The Escrow Shares are held by Corcoran Enterprises Ltd. ("Corcoran"), a private company owned by David Corcoran, a director of the Company and Continental Appraisals Ltd. ("Continental"), a private company owned by Victor Yates, a director of the Company.

Pursuant to the terms of the Escrow Agreement, the Escrow Shares were to have been surrendered for cancellation on 2/24/2002; however, the Escrow Shares have not been cancelled. The Company has received acceptance in principle from the TSX Venture Exchange ("TSXV") to cancel the Escrow Shares not held by Officers/Director, and have the shares held by Officers/Directors reinstated and made subject to a TSXV Tier 2 Surplus Escrow Agreement (the "New Escrow Agreement") with a six-year time release formula (described below). Conversion of performance escrow shares to time release escrow shares, as contemplated, is permitted under TSXV and British Columbia Securities Commission ("BCSC") policies relating to escrow shares held under previous escrow regimes such as the BCSC's Local Policy Statement 3-07.

Final approval of the conversion to a time-release formula is, in the Company's case, subject to the Company obtaining shareholder approval for the reinstatement and conversion to time-release escrow and complying with all other applicable TSXV and BCSC policies related to the reinstatement and conversion.

If the reinstatement and conversion of the Escrow Shares is approved by the Company's shareholders, the TSXV and the BCSC, the Company and the escrow shareholders will enter into the New Escrow Agreement. Under the terms of the New Escrow Agreement, the Escrow Shares and will be released as follows:

```
 5% (1/20 of total Escrow Shares) 6 Months from the date of TSXV Acceptance
 5% (1/19 of remaining Escrow Shares) 12 months from TSXV Acceptance
 5% (1/18 of remaining Escrow Shares) 18 months from TSXV Acceptance
 5% (1/17 of remaining Escrow Shares) 24 months from TSXV Acceptance
10% (1/8 of remaining Escrow Shares)  30 months from TSXV Acceptance
10% (1/7 of remaining Escrow Shares)  36 months from TSXV Acceptance
10% (1/6 of remaining Escrow Shares)  42 months from TSXV Acceptance
10% (1/5 of remaining Escrow Shares)  48 months from TSXV Acceptance
10% (1/4 of remaining Escrow Shares)  54 months from TSXV Acceptance
10% (1/3 of remaining Escrow Shares)  60 months from TSXV Acceptance
10% (1/2 of remaining Escrow Shares)  66 months from TSXV Acceptance
10% (all remaining Escrow Shares)     72 months from TSXV Acceptance
```

If the Company becomes a Tier 1 issuer under the policies of the TSXV prior to the expiration of the 72-month release period set out above, the release schedule set out above will be amended to comply with the applicable Tier 1 release schedule, resulting in an accelerated release of any securities remaining in escrow, with such securities being released as if the Company had originally been classified as Tier 1 issuer. The securities of Tier 1 issuers held under surplus security escrow agreements are released over a three-year period, with 10% of the securities being released on TSXV acceptance and 15% being released every 6 months thereafter.

Unless otherwise expressly permitted in the New Escrow Agreement, the Escrow Shares may not be sold, transferred, assigned, mortgaged or otherwise dealt with in any way. Pursuant to the terms of the New Escrow Agreement, the Escrow Shares may be transferred within escrow to an individual who is a director or senior officer of the Company or of a material operating subsidiary of the Company, subject to the approval of the Company's board of directors, or to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Company's outstanding securities, or to a person or company that after the proposed transfer will hold more than 10% of the voting rights attached to the Company's outstanding securities and that has the right to elect or appoint one or more directors or senior officers of the Company or of any of its material operating subsidiaries. The Escrow Shares may also be pledged, mortgaged or charged to a financial institution as collateral for a loan. No Escrow Shares may be transferred or delivered to the financial institution for this purpose and the loan agreement must provide that the Escrow Securities will remain in escrow if the lender realizes on the security to satisfy the loan.

Pursuant to the terms of the New Escrow Agreement, upon the bankruptcy of an escrow shareholder, the Escrow Shares of that shareholder held in escrow may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities. Upon the death of an escrow shareholder, all securities of the deceased holder will be released from escrow to the deceased holder's legal representative.

Subject to certain limited exceptions, escrow shareholders retain all voting rights attached to their Escrow Shares. The New Escrow Agreement provides that the Escrow Shares will be cancelled if the asset, property or business in consideration of which the Escrow Shares were issued is lost or abandoned, or the operations or development of such asset, property or business is discontinued.

At the Annual Shareholders' Meeting scheduled for 12/9/2004, disinterested shareholders will be asked to approve an ordinary resolution authorizing the reinstatement of the Escrow Shares and the adoption of the New Escrow Agreement by the Company and the escrow shareholders. Disinterested shareholders for the purpose of voting on the resolution include all shareholders of the Company other than David Corcoran and Victor Yates, and their affiliates and associates. A total of 3,449,253 shares held by David Corcoran, Victor Yates, and their affiliates and associates, will therefore not be counted for the purpose of determining whether the required level of shareholder approval has been obtained.

Share Purchase Warrants/Convertible Debenture
Table No. 10 lists, as of 11/15/2004, warrants outstanding, the date the warrants were issued, the exercise price, and the expiration date of the warrants. As of 11/15/2004, the Company was aware of eight shareholders of its 2,390,000 warrants. These warrants are non-transferable.

Table No. 10
Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price Year #1	Year #2	Expiration Date of Share Purchase Warrants
2/02/2004	1,200,000	170,000	CDN$0.80	CDN$0.80	2/05/2005
6/01/2004	750,000	750,000	CDN$1.31	CDN$1.31	6/01/2006
8/19/2004	1,470,000	1,470,000 (1)	US$0.92	US$0.92	8/20/2006

(1) Owned by Carl Marks IB LLC

9.A.6. Differing Rights --- Not Applicable ---
9.A.7.a. Subscription Warrants/Right --- Not Applicable ---
9.A.7.b. Convertible Securities/Warrants --- Not Applicable ---

9.C. Stock Exchanges Identified
The common shares trade on the TSX Venture Stock Exchange, in Canada.
The common shares trade on the OTC Bulletin Board, in the United States.
Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital
10.B. Memorandum and Articles of Association
10.C. Material Contracts
--- No Disclosure Necessary ---

10.D. Exchange Controls
Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10.E."Taxation" below.

Restrictions on Share Ownership by Non-Canadians
There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E. Taxation
The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the *Income Tax Act* (Canada) (the "Act") and the *Canada – United States Income Tax Convention* (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 6/30/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents   --- No Disclosure Necessary ---
10.G. Statement by Experts   --- No Disclosure Necessary ---
10.H. Document on Display   --- No Disclosure Necessary ---

10.I. Subsidiaries
The Company has two wholly-owned subsidiaries:
a) Pyrotite Coatings of Canada Inc.
    incorporated in British Columbia on 7/10/1986
b) Barrier Technology Corporation
    incorporated in Minnesota, USA on 5/8/1996

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has not entered into any activities in derivative financial instruments, other financial instruments, or derivative commodity instruments. The Company's financial assets in the form of cash and cash equivalents are held in short term interest-bearing deposits at institutions with high credit quality ratings.

The reporting currency of our consolidated financial statements is the Canadian Dollar. Revenues from our operations outside of Canada represented 100% of our revenues in Fiscal 2004 and Fiscal 2003, all located in the United States and recorded in U.S. Dollars.

As a result we enter into transactions with customers and suppliers in U.S. Dollars. We are exposed to market risks from changes in foreign currency exchange rates that may affect our results of operations and financial condition and, consequently, our fair value. We do not enter into forward exchange contracts. We manage these risks through internal risk management policies. Many of our strategies are based on historical trading patterns and correlations and our management's expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A.   Debt Securities   --- No Disclosure Necessary ---
12.B.   Warrants and Rights   --- No Disclosure Necessary ---
12.C.   Other Securities   --- No Disclosure Necessary ---
12.D.   American Depository Shares   --- No Disclosure Necessary ---

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  --- No Disclosure Necessary ---

**ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
         HOLDERS AND USE OF PROCEEDS** --- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES

The Board of Directors has overall responsibility for reviewing the Company's disclosure to ensure the Company provides full and plain disclosure to shareholders and other stakeholders. The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure to the Audit Committee, which is responsible for reviewing the Company's financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company's financial position.

Under the supervision and with the participation of the Company's management, including its Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the "Evaluation Date") at the end of Fiscal 2004 Ended 6/30/2004. Based upon that evaluation, the Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

There were no significant changes made in the Company's internal controls during the period covered by this annual report on Form 20-F or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

The Company's management, including the Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an "audit committee financial expert" serving on its audit committee. The Company's Audit Committee consists of two Senior Management/Directors and an independent director of the Company, all of whom are both financially literate and very knowledgeable about the Company's affairs. Because the Company's structure and operations are straightforward, the Company does not find it necessary to augment its Board with a "financial expert".

ITEM 16B. CODE OF ETHICS

The Company has not adopted a written "code of ethics" that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes. The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy and procedure. The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Amisano Hanson, including audit services, audit related services, tax services and other services. The procedure requires that all proposed engagements of Amisano Hanson for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Amisano Hanson to the Company were:

Fiscal Year ended June 30, 2004 and 2003 Principal Accountant Fees and Services	Fiscal Year 2004	Fiscal Year 2003
Audit Fees	$22,586	$25,301
Audit Related Fees (1)	8,514	$6,019
Tax Fees (1)	0	$0
All Other Fees	0	$0
Total	$31,100	$31,320

(1) Review of quarterly un-audited financial statements prepared by management for the years ended 6/30/2004 and 6/30/2003.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
                   --- No Disclosure Necessary ---

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
                   --- No Disclosure Necessary ---

PART III

ITEM 17.   FINANCIAL STATEMENTS
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Amisano Hanson, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Audited Financial Statements
 Auditor's Report, dated 9/8/2004

 Consolidated Balance Sheets at 6/30/2004 and 6/30/2003

 Consolidated Statements of Operations
   for the years ended 6/30/2004, 6/30/2003, and 6/30/2002

Consolidated Statements of Cash Flows
   for the years ended 6/30/2004, 6/30/2003, and 6/30/2002

Consolidated Statements of Shareholders' Equity (Deficiency)
   for the years ended 6/30/2004, 6/30/2003, and 6/30/2002

 Notes to Consolidated Financial Statements

ITEM 18.   FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

1. Articles of Incorporation/Bylaws as currently in effect:
   --- Incorporated by reference to Form 20-F Registration Statement and
       Form 6-K;s ---

2. Instruments defining the rights of holders of equity or
   debt securities being registered.
       --- Refer to Exhibit No. 1 ---

3. Voting Trust Agreements: No Disclosure Necessary

4. Material Contracts:
   --- Incorporated by reference to Form 20-F Registration Statement and
       Form 6-K;s ---

5. Foreign Patents: No Disclosure Necessary
6. Earnings Per Share Calculation: No Disclosure Necessary
7. Ratio of Earnings To Fixed Charges: No Disclosure Necessary

8. List of Subsidiaries
   --- Incorporated by reference to Form 20-F Registration Statement and
       Form 6-K;s ---

9. Statement Regarding Date of Financial Statements: No Disclosure Necessary
10. Notice Required by Rul3e 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16:   No Disclosure Necessary

12: The certifications required by Rule 13a-14(a) or Rule 15d-14(a)   xx78

13. The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
    Section 1350 of Chapter 63 of Title 18 of the United States Code: xx80

14. Legal Opinion required by Instruction 3 of ITEM 7B:
    --- No Disclosure Necessary ---

15. Additional Exhibits:
    --- Incorporated by reference to Form 20-F Registration Statement and
        Form 6-K's ---

INTERNATIONAL BARRIER TECHNOLOGY INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(<u>Stated in Canadian Dollars</u>)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,
International Barrier Technology Inc.

We have audited the consolidated balance sheets of International Barrier Technology Inc. as at June 30, 2004 and 2003 and the consolidated statements of operations, cash flows and shareholders' equity (deficiency) for the years ended June 30, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and its cash flows for the years ended June 30, 2004, 2003 and 2002 in accordance with generally accepted accounting principles in Canada.

Vancouver, Canada   "Amisano Hanson"
September 8, 2004   Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements and in respect of the Company's accumulated losses from operations, substantial doubt about the Company's ability to continuing as a going concern exists. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated September 8, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada   "Amisano Hanson"
September 8, 2004   Chartered Accountants

INTERNATIONAL BARRIER TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
June 30, 2004 and 2003
(Stated in Canadian Dollars)

ASSETS	2004	2003
Current		
Cash and term deposits	$ 648,407	$ 98,952
Accounts receivable	588,662	132,133
Inventory – Note 3	123,823	75,816
Prepaid expenses and deposits	11,746	13,110
	1,372,638	320,011
Capital assets – Note 4	894,143	912,392
Deferred stock compensation charge – Note 9	111,052	-
Trademark and technology rights– Notes 5 and 12	1,477,913	73,391
	$ 3,855,746	$ 1,305,794
LIABILITIES		
Current		
Revolving operating loan – Note 6	$ 134,047	$ 101,899
Accounts payable and accrued liabilities – Note 12	487,244	355,778
Due to related parties – Note 12	-	18,225
Current portion of long-term debts – Note 7	26,147	25,052
Current portion of obligation under capital leases – Note 8	68,052	64,360
	715,490	565,314
Long-term debts – Note 7	51,585	78,793
Obligation under capital leases – Note 8	792,760	869,654
	1,559,835	1,513,761
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital – Notes 9 and 16	14,388,228	11,649,276
Contributed surplus	167,892	-
Deficit	(12,260,209)	(11,857,243)
	2,295,911	(207,967)
	$ 3,855,746	$ 1,305,794

Nature and Continuance of Operations – Note 1
Commitments – Notes 7, 8, and 9
Subsequent Events – Note 16

APPROVED BY THE DIRECTORS:

"David Corcoran" Director "Victor Yates" Director

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended June 30, 2004, 2003 and 2002
(Stated in Canadian Dollars)

	2004	2003	2002
Sales – Note 15	$ 4,082,511	$ 2,254,562	$ 1,860,167
Cost of sales	(3,445,976)	(1,766,992)	(1,421,028)
Gross profit	636,535	487,570	439,139
Licence fee revenue	-	36,259	-
Research and development costs – Note 10	(55,432)	(25,850)	(36,082)
License fee expense – Note 11	(61,645)	(75,540)	(78,385)
	(117,077)	(65,131)	(114,467)
	519,458	422,439	324,672
General and Administrative Expenses			
Accounting and audit fees	40,910	36,095	28,705
Consulting fees – Note 12	-	35,420	786
Filing fees	31,275	10,274	16,691
Insurance	27,483	27,475	27,025
Interest and bank charges – Note 12	21,817	28,169	42,463
Interest on long-term debt – Note 8	57,404	62,944	80,951
Legal fees	29,536	18,955	4,534
Office and miscellaneous	70,143	48,195	53,118
Sales marketing and investor relations	251,928	53,790	32,326
Telephone	11,247	9,631	7,355
Transfer agent fees	10,730	6,986	3,646
Wages and management fees – Note 12	198,818	181,037	179,664
	751,291	518,971	477,264
Loss before other	(231,833)	(96,532)	(152,592)
Other			
Amortization – Note 4	(85,950)	(98,300)	(175,725)
Foreign exchange gain	6,277	153,202	11,276
Gain on forgiveness of debt	-	88,405	-
Interest income	4,303	-	-
Stock-based compensation – Note 9	(95,763)	-	-
Net income (loss) for the year	$ (402,966)	$ 46,775	$ (317,041)
Basic and diluted income (loss) per share	$ (0.02)	$ 0.00	$ (0.03)
Weighted average number of shares outstanding	20,121,061	14,056,684	12,414,903

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended June 30, 2004, 2003 and 2002
(Stated in Canadian Dollars)

	2004	2003	2002
Operating Activities			
Net income (loss) for the year	$ (402,966)	$ 46,775	$ (317,041)
Items not involving cash:			
Gain on forgiveness of debt	-	(88,405)	-
Amortization	85,950	98,300	175,725
Stock-based compensation	95,763	-	-
Changes in non-cash working capital balances related to operations:			
Accounts receivable	(456,529)	(6,604)	38,604
Inventory	(48,007)	8,842	13,750
Prepaid expenses and deposits	1,364	(3,983)	(8,000)
Accounts payable and accrued liabilities	131,466	(29,493)	86,720
Due to related parties	(18,225)	18,225	52,981
	(611,184)	43,657	42,739
Investing Activities			
Purchase of capital assets	(55,842)	(20,015)	-
Purchase of trademark and technology rights	(1,416,381)	(73,391)	-
	(1,472,223)	(93,406)	-
Financing Activities			
Decrease in unearned income	-	(4,798)	(3,802)
Decrease in long-term debts	(26,113)	(17,272)	(14,704)
Decrease in obligations under capital lease	(73,202)	(181,770)	(26,452)
Common shares issued for cash	2,700,029	320,000	60,000
Increase (decrease) in bank indebtedness	32,148	32,541	(57,781)
	2,632,862	148,701	(42,739)
Change in cash during the year	549,455	98,952	-
Cash and term deposits, beginning of the year	98,952	-	-
Cash and term deposits, end of the year	$ 648,407	$ 98,952	$ -
Consists of:			
Cash	$ 208,062	$ 98,952	$ -
Term deposits	440,345	-	-
	$ 648,407	$ 98,952	$ -
Supplementary Cash Flow Information			
Cash paid for Interest	$ 75,801	$ 76,425	$ 100,764
Cash paid for Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 13

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
for the years ended June 30, 2004, 2003 and 2002
(Stated in Canadian Dollars)

| | Common Stock | | Contributed | | |
	Issued Shares	Amount	Surplus	Deficit	Total
Balance, June 30, 2001	12,538,355	$ 10,969,276	$ -	$ (11,586,977)	$ (617,701)
Issued for cash pursuant to exercise of share purchase options					
– at $0.10	600,000	60,000	-	-	60,000
Net loss for the year	-	-	-	(317,041)	(317,041)
Balance, June 30, 2002	13,138,355	11,029,276	-	(11,904,018)	(874,742)
Issued for cash pursuant to a private placement – at $0.10	3,500,000	350,000	-	-	350,000
Less: finders fees	-	(30,000)	-	-	(30,000)
Issued pursuant to debt settlement agreements – at $0.15	2,000,000	300,000	-	-	300,000
Net income for the year	-	-	-	46,775	46,775
Balance, June 30, 2003	18,638,355	11,649,276	-	(11,857,243)	(207,967)
Issued for cash pursuant to a private placement – at $0.30	1,000,000	300,000	-	-	300,000
– at $0.64	1,200,000	768,000	-	-	768,000
– at $1.05	750,000	787,500	-	-	787,500
Finders' fee	100,000	-	-	-	-
Less: issue costs	-	(13,321)	-	-	(13,321)
Issued for cash pursuant to exercise of share purchase options					
– at $0.10	171,500	17,150	-	-	17,150
– at $0.26	95,000	24,700	-	-	24,700
Issued for cash pursuant to exercise of share purchase warrants					
– at $0.80	1,020,000	816,000	-	-	816,000
Stock-based compensation charges	-	-	206,815	-	206,815
Reclassification of stock-based compensation charges upon exercise of share purchase options	-	38,923	(38,923)	-	-
Net loss for the year	-	-	-	(402,966)	(402,966)
Balance, June 30, 2004	22,974,855	$ 14,388,228	$ 167,892	$ (12,260,209)	$ 2,295,911

SEE ACCOMPANYING NOTES

Note 1   Nature and Continuance of Operations

The Company was incorporated under the British Columbia Company Act and is publicly traded on the TSX Venture Exchange in Canada ("TSX") and the OTC Bulletin Board in the United States of America.

The Company's principal business activity is the manufacture and sale of fire-rated building materials in the United States of America.

These consolidated financial statements have been prepared on a going concern basis. The Company has not achieved profitable operations during the year ended June 30, 2004 and has accumulated total losses of $12,260,209 since inception. The Company's ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities from normal operations when they come due.

Note 2   Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and are stated in Canadian dollars. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 18. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These consolidated financial statements include the accounts of International Barrier Technology Inc. and its wholly-owned subsidiaries, Pyrotite Coatings of Canada Inc., a British Columbia company and Barrier Technology Corporation, a US company. All inter-company transactions and balances have been eliminated.

(b) Inventory

Inventory is valued by management at the lower of average cost and net realizable value.

Note 2   Significant Accounting Policies – (cont'd)

(c) Capital Assets, Trademark and Technology Rights and Amortization

Capital assets and trademark and technology rights are recorded at cost. Amortization is provided using the following methods and rates:

Manufacturing equipment	straight line over 5 years
Equipment and furniture	20% - declining balance
Computer equipment	30% - declining balance
Railway spur	4% - declining balance
Leasehold improvements	straight line over 5 years
Equipment under capital lease	20% - declining balance
Building under capital lease	straight line over 20 years
Trademark and technology rights	straight line over 8 years

(d) Impairment of Long-Lived Assets

The Company evaluates the long-lived assets, including intangibles, for impairment when events or changes in circumstances indicate, in management's judgement, that the carrying value of such assets used in operations may not be recoverable. The determination of whether an impairment has occurred is based on management's estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value.

(e) Leases

Leases are classified as capital or operating leases. A lease that transfers substantially all of the benefits and risks incidental to the ownership of property is classified as a capital lease. At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payments and the property's fair value at the beginning of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

(f) Foreign Currency Translation

Monetary assets and liabilities denominated in United States dollars are translated into Canadian dollars at the exchange rate prevailing at the end of the year. Non-monetary assets and liabilities and revenues and expenses are translated at the exchange rate prevailing at the respective transaction dates. Translation gains and losses are recognized in the current year.

(g) Research and Development Costs

Research and development costs are expensed in the year in which they are incurred.

Note 2 Significant Accounting Policies – (cont'd)

(h) Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully dilutive amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(i) Financial Instruments

- Fair Value of Financial Instruments

The Company's financial instruments consist of cash and term deposits, accounts receivable, revolving operating loan, accounts payable and accrued liabilities, due to related parties, long-term debts and obligation under capital leases. Unless otherwise noted, the fair values of these financial instruments approximate their carrying values.

- Credit Risk

The Company grants credit to its customers in the normal course of business. Credit evaluations are performed on a regular basis and the financial statements take into account an allowance for bad debts. During the year ended June 30, 2004 three customers accounted for 82% of the Company's sales. The loss of any of these customers or the curtailment of purchases by such customers could have a material adverse effect on the Company's financial condition and results of operations.

- Currency Risk

The majority of the Company's operations are carried out in the United States of America. The Company's long-term debt and obligation under capital leases are repayable in U.S. dollars. These factors expose the Company to foreign currency exchange rate risk, which could have a material adverse effect on the profitability of the Company.

(j) Stock-based Compensation

The Company has a share purchase option plan which is described in Note 9. No compensation expense is recognised for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on exercise of share purchase options or purchase of shares is credited to share capital. If shares or share purchase options are repurchased from employees or directors, the excess of the consideration paid over the carrying amounts of the shares or share purchase options cancelled is charged to deficit.

Note 2   Significant Accounting Policies – (cont'd)

(j)   Stock-based Compensation – (cont'd)

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after July 1, 2002. Effective for fiscal years beginning on or after January 1, 2004, pro forma disclosure will no longer be permitted. The Company will adopt the new requirements commencing July 1, 2004 whereby the fair value of stock options awards to employees and directors will be recognized as an expense.

Upon the exercise of share purchase options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

(k)   Revenue Recognition

(i)   Building Supplies

Revenue is recognized upon shipment, when the rights of the ownership of the building supplies are transferred to the purchaser and collection is reasonably assured.

Shipping and handling costs billed to customers have been included in revenue and shipping and handling costs expense have been included in cost of sales.

(ii) License Fees

License fees revenue is recognized when the licensor records the sale of products from certain fire retardant technology known as IPOSB technology and collection is reasonably assured.

(l)   Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of change.

(Stated in Canadian Dollars)

Note 3 Inventory

	2004	2003
Raw materials	$ 89,981	$ 71,397
Finished goods	33,842	4,419
	$ 123,823	$ 75,816

Note 4 Capital Assets

	2004			2003
	Cost	Accumulated Amortization	Net	Net
Manufacturing equipment	$ 572,523	$ 546,559	$ 25,964	$ 18,015
Equipment and furniture	14,064	12,452	1,612	2,016
Computer equipment	25,195	19,265	5,930	788
Railway spur	132,449	31,818	100,631	104,824
Leasehold improvements	36,234	1,026	35,208	-
	780,465	611,120	169,345	125,643
Assets under capital lease				
Equipment	43,190	28,608	14,582	21,400
Land	74,434	-	74,434	74,434
Building	1,102,673	466,891	635,782	690,915
	1,220,297	495,499	724,798	786,749
	$ 2,000,762	$ 1,106,619	$ 894,143	$ 912,392

Amortization of assets under capital leases included in amortization expense for the year ended June 30, 2004 is $61,952 (2003: $66,438; 2002: $62,218).

Note 5 Trademark and Technology Rights – Note 12

	2004	2003
Trademark and technology rights – at cost	$ 1,489,771	$ 73,391
Less: Accumulated Amortization	(11,858)	-
	$ 1,477,913	$ 73,391

Pursuant to an agreement for sale of technology dated March 1, 2004, between the Company and Pyrotite Corporation, the Company acquired the rights to certain fire retardant technology and trademarks for $1,423,082 (US$1,000,000). This purchase price includes a $73,391 (US$50,000) non-refundable deposit paid during the year ended June 30, 2003.

Note 6   Revolving Operating Loan

The operating loan payable in US dollars (US$100,500) bears interest at 8% per annum, is secured by accounts receivable and is due July 20, 2004.

Note 7   Long-term Debts

	2004	2003
Loan payable in US dollars (US $21,292) is unsecured, repayable in monthly amounts of US $510 including interest at 4% per annum, due March 10, 2008	$ 28,398	$ 35,643
Loan payable in US dollars (US$9,687) is secured by a director's guarantee and is repayable in monthly amounts of US$487 including interest at 10.5% per annum, due April 1, 2006	12,921	19,153
Loan payable in US dollars (US$27,300) is non-interest bearing, repayable in quarterly amounts of US$2,275 and is secured by a lien on the railway spur, due January 10, 2007	36,413	49,049
	77,732	103,845
Less: current portion	(26,147)	(25,052)
	$ 51,585	$ 78,793

Principal payments for the next four years are as follows:

2005	$ 26,147
2006	25,665
2007	19,895
2008	6,025
	$ 77,732

Note 8   Obligation Under Capital Leases

Future minimum lease payments on the obligation under capital leases together with the obligation due under capital leases are as follows:

2005	$ 117,988
2006	109,026
2007	109,026
2008	106,319
2009	98,196
Thereafter	638,287
	1,178,842
Less: amount representing interest	(318,030)
	860,812
Less: current portion	(68,052)
Long-term portion	$ 792,760

The capital leases are repayable in U.S. dollars and bear interest at various rates from 6% to 13.5%.

Interest on capital leases included in interest on long-term debt for the year ended June 30, 2004 is $54,469 (2003: $53,878; 2002: $69,346).

Note 9   Share Capital – Note 16

a) Authorized:

100,000,000 common shares without par value

b) Escrow:

At June 30, 2004, 173,452 shares are held in escrow by the Company's transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory authorities.

(Stated in Canadian Dollars)

Note 9 Share Capital – Note 16 – (cont'd)

c) Commitments:

Share Purchase Warrants

At June 30, 2004, the following share purchase warrants were outstanding entitling the holder to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
180,000	$0.80	February 2, 2005
750,000	$1.31	June 1, 2006
930,000		

Stock-based Compensation Plan

The Company has a stock option plan for officers, directors, employees and consultants. Options are granted with an exercise price determined by the Board of Directors, which may not be less than the market price of the Company's stock on the date of the grant less applicable discounts permitted by the TSX, subject to a minimum price of $0.10. All options granted under the plan vest in stages over 12 months with no more than 25% of the shares subject to the option vesting in any three-month period.

At June 30, 2004, the Company has granted options to purchase 1,333,500 common shares of the Company.

A summary of the status of company's share purchase option plan as of June 30, 2004 and 2003 and changes during the years ending on those dates is presented below:

	2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Options outstanding at beginning of the year	1,110,000	$0.10	1,310,000	$0.10
Granted	490,000	$0.47	600,000	$0.10
Expired or cancelled	-	-	(800,000)	$0.10
Exercised	(266,500)	$0.16	-	-
Options outstanding at end of the year	1,333,500	$0.23	1,110,000	$0.10
Options exercisable at end of the year	1,068,500	$0.15	660,000	$0.10

(Stated in Canadian Dollars)

Note 9 Share Capital – Note 16 – (cont'd)

c) Commitments: – (cont'd)

Stock-based Compensation Plan – (cont'd)

The following summarizes information about share purchase options outstanding as at June 30, 2004:

Number	Exercise Price	Expiry Date
510,000	$0.10	June 5, 2007
428,500	$0.10	March 5, 2008
225,000	$0.26	July 10, 2005
120,000	$0.80	January 13, 2006
50,000	$1.05	April 29, 2006
1,333,500		

During the year ended June 30, 2004, a compensation charge associated with stock options granted to consultants in the amount of $206,815 was recognized in the financial statements. Due to the vesting provisions of the stock option plan $111,052 is presented as a deferred stock compensation charge and the balance of $95,763 has been expensed.

A compensation charge associated with directors' options in the amount of $32,340 (2003: $12,000) was not recognized in the financial statements, but is included in the pro forma disclosure below. This amount represents the vested portion to June 30, 2004. All stock-based compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Expected dividend yield	0.0%	0.0%
Expected volatility	137% to 140%	94.6%
Risk-free interest rate	1.58% to 2.68%	3.5%
Expected term in years	2	5

Had the fair value method been used for those options issued to employees and directors', the Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

			2004		2003
Net income (loss) for the year	As reported	$	(402,966)	$	46,775
	Pro forma	$	(435,306)	$	34,775
Basic and diluted earnings (loss) per share	As reported	$	(0.02)	$	0.00
	Pro forma	$	(0.02)	$	0.00

(Stated in Canadian Dollars)

Note 10 Research and Development Costs

Research and development expense consists of the following for the years ended June 30, 2004, 2003 and 2002:

	2004	2003	2002
Salaries	$ -	$ -	$ 21,707
Testing services	55,432	25,850	14,375
	$ 55,432	$ 25,850	$ 36,082

Note 11 Technology Royalty – Note 5

Pursuant to a revised License Agreement dated January 1, 1996 with Pyrotite Corporation ("Licensor") the Company is required to pay a royalty of 3% of USA fire retardant product gross sales, minimum US$100,000 per annum from January 1, 1996 onward. The Company has granted to the Licensor the rights to the IPOSB Technology.

The Licensor is required to pay the Company a royalty of 3% of USA gross sales from the IPOSB technology, minimum of US$50,000 per annum from January 1, 1996 onward.

License fee expense consists of the following for the years ended June 30, 2004, 2003 and 2002:

	2004	2003	2002
License fee expense	$ 123,290	$ 151,080	$ 156,770
License fee revenue	(61,645)	(75,540)	(78,385)
	$ 61,645	$ 75,540	$ 78,385

Pursuant to an agreement dated March 1, 2004 the Company acquired the rights to the fire retardant technology and trademarks from the Licensor. As a result, no further license fees are payable or receivable after May 31, 2004.

(Stated in Canadian Dollars)

Note 12 Related Party Transactions

The Company was charged the following by directors or private companies with common directors during the years ended June 30, 2004, 2003 and 2002:

	2004	2003	2002
Consulting fees	$ -	$ 5,000	$ -
Interest and bank charges	2,847	8,470	21,512
Wages and management fees	175,598	181,037	177,093
Trademark and technology rights:			
Consulting fee	66,690	-	-
	$ 245,135	$ 194,507	$ 198,605

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $68,159 (2003: $3,166) owing to directors of the Company.

The amount due to related parties of $Nil (2002: $18,225) consists of amounts due to directors or private companies with common directors with respect to unpaid managements fees, interest and advances. These amounts are unsecured, have no specific terms of repayment and bear interest at 10% per annum.

Note 13 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the years ended June 30, 2004, 2003 and 2002, the following transactions were excluded from the statements of cash flows:

June 30, 2004

- the Company granted 490,000 share purchase options to its employees and directors. $111,052 related to amounts not yet vested has been disclosed as a deferred stock compensation charge.

June 30, 2003

- the Company issued 2,000,000 common shares at $0.15 per share to settle accounts payable and amounts due to related parties totalling $300,000.

June 30, 2002

- the Company acquired a capital asset with a cost of $31,731 by way of a capital lease.

(Stated in Canadian Dollars)

Note 14 Income Taxes

The Company has accumulated non-capital losses in Canada totalling $950,223 which expire in 2011 and non-capital losses in the United States totalling $644,119 which expire beginning in 2017. In addition, the Company has Scientific Research and Experimental Development Expenditures in Canada of $1,087,818 which may be carried forward indefinitely to reduce taxable income in future years. The potential future income tax benefit is not reflected in these financial statements.

Significant components of the Company's future income tax assets are as follows:

	2004	2003
Non-capital losses carried forward	$ 583,465	$ 515,433
Scientific Research and Experimental Development expenses	402,493	387,480
Net carrying amount of capital assets	2,050,998	1,627,717
	3,036,956	2,530,630
Less valuation allowance	(3,036,956)	(2,530,630)
	$ -	$ -

The amount taken into income as a future tax asset must reflect that portion of the tax asset which is likely to be realized from future operations. Considering the Company's cumulative losses in recent years, the Company has chosen to provide an allowance of 100% against all available tax assets, regardless of their terms of expiry.

Note 15 Economic Dependence

During the year ended June 30, 2004, three customers accounted for 82% of the Company's sales with totals of 47%, 19% and 16% respectively.

Note 16 Subsequent Events

Subsequent to June 30, 2004, the Company:

i) completed a private placement of 1,470,000 units at $1.15 (US$0.85) per unit for proceeds of $1,686,825 (US$1,249,500). Each unit consists of one common share and one share purchase warrant. Each warrant allows the holder to purchase one common share of the Company for US$0.92 per share on or before August 20, 2006.

ii) issued 510,000 common shares at $0.10 per share, 100,000 common shares at $0.26 per share and 10,000 common shares at $0.80 per share pursuant to the exercise of share purchase options for total proceeds of $85,000.

(Stated in Canadian Dollars)

Note 16 Subsequent Events – (cont'd)

iii) issued 10,000 common shares at $0.80 per share pursuant to the exercise of share purchase warrants for proceeds of $8,000; and

iv) granted 1,150,000 share purchase options to directors, officers, employees and consultants entitling the holders thereof the right to purchase one common share for each option held at $0.76 per share until August 24, 2009.

Note 17 Comparative Figures

Certain figures of the prior years have been restated to conform with the current year's presentation.

Note 18 Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America ("US GAAP").

The Company's accounting principals generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a) Stock-based Compensation

Pursuant to Accounting Principles Board Opinion No. 25, the compensation charge associated with non-employee options is recorded as a reconciling item. The compensation charge for employees is not recognized. Under Statement of Financial Accounting Standards ("SFAS") No. 123, it is required to present pro-forma information as to the effect on income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of that statement. Had compensation cost been determined based on the fair value at the grant dates for those options issued to employees (including directors of the Company), the Company's net loss and loss per share for the year ended June 30, 2002 would have been increased to the pro-forma net loss indicated below:

(Stated in Canadian Dollars)

Note 18 Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont'd)

a) Stock-based Compensation – (cont'd)

	Year ended June 30, 2002
Net loss in accordance with US GAAP as reported (Note 18 (d))	$ (317,041)
Pro-forma adjustment for SFAS-123	(41,500)
Pro-forma net loss	$ (358,541)
Pro-forma net loss per share	$ (0.03)

The fair value of these options was estimated at the date of the grant using the following weighted average assumptions:

Volatility fact of expected market price of the Company's shares	76.5%
Dividend yield	0%
Weighted average expected life of stock options	5 yrs
Risk-free interest rate	3%

b) Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net income (loss) under US GAAP plus the change in cumulative translation adjustment under US GAAP.

The concept of comprehensive loss does not exist under Canadian GAAP.

c) New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

(Stated in Canadian Dollars)

Note 18 Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont'd)

d) The impact of the above on the financial statements for the fiscal years ended June 30 are as follows:

	2004	2003	2002
Net income (loss) for the year per Canadian and US GAAP	$ (402,966)	$ 46,775	$ (317,041)
Foreign currency translation adjustment	(9,625)	(160,554)	(11,276)
Comprehensive loss for the year under US GAAP	$ (412,591)	$ (113,779)	$ (328,317)
Basic income (loss) per share:			
Canadian GAAP	$ (0.02)	$ (0.00)	$ (0.03)
US GAAP	$ (0.02)	$ (0.01)	$ (0.03)

Had the Company followed US GAAP, the consolidated statement of shareholder's equity (deficiency) under US GAAP would have been reported as follows:

	2004	2003
Share capital		
Common shares	$ 14,388,228	$ 11,649,276
Contributed surplus	167,892	-
	14,556,120	11,649,276
Accumulated deficit		
Balance, beginning of year	(12,029,073)	(11,915,294)
Comprehensive loss for the year	(412,591)	(113,779)
	(12,441,664)	(12,029,073)
Accumulated other comprehensive income	181,455	171,830
Shareholders' equity (deficiency) for US GAAP	$ 2,295,911	$ (207,967)

Had the Company followed US GAAP, the consolidated statements of operations would be the same as under Canadian GAAP.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>International Barrier Technologies Inc. – SEC File #000-20412</u>
Registrant

Dated: <u>March 17, 2005</u>   By <u>/s/ Michael Huddy</u>
                                    Michael Huddy, President/CEO/Director

Dated: <u>March 17, 2005</u>   By <u>/s/ David Corcoran</u>
                                    David Corcoran, CFO/Secretary/Director

Exhibit 12.1

I, <u>Michael Huddy</u>, Chief Executive Officer, certify that:

1. I have reviewed this Annual Report on Form 20-F of
   <u>International Barrier Technology Inc.</u>;

2. Based on my knowledge, this report does not contain any untrue statement of
   a material fact or omit to state a material fact necessary to make the
   statements made, in light of the circumstances under which such statements
   were made, not misleading with respect to the period covered by this
   Annual Report;

3. Based on my knowledge, the financial statements, and other financial
   information included in this report, fairly present in all material
   respects the financial condition, results of operations and cash flows of
   the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for
   establishing and maintaining disclosure controls and procedures
   [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e

)] for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such
       disclosure controls and procedures to be designed under our
       supervision, to ensure that material information relating to the
       company, including its consolidated subsidiaries, is made known to us
       by others within those entities, particularly during the period in
       which this report is being prepared;
   (b) Evaluated the effectiveness of the company's disclosure controls and
       procedures and presented in this report our conclusions about the

effectiveness of the disclosure controls and procedures, as of the end
of the period covered by this report based on such evaluation; and
(c) Disclosed in this report any change in the company's internal control
over financial reporting that occurred during the period covered by the
annual report that has materially affected, or is reasonably likely to
materially affect, the company's internal control over financial
reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on
   our most recent evaluation of internal control over financial reporting, to
   the company's auditors and the audit committee of the company's board of
   directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or
       operation of internal control over financial reporting which are
       reasonably likely to adversely affect the company's ability to record,
       process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other
       employees who have a significant role in the company's internal control
       over financial reporting.

Date: March 17, 2005

Michael Huddy
Chief Executive Officer

Exhibit 12.2

I, David Corcoran, Chief Financial Officer, certify that:

1. I have reviewed this Annual Report on Form 20-F of
   International Barrier Technology Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of
   a material fact or omit to state a material fact necessary to make the
   statements made, in light of the circumstances under which such statements
   were made, not misleading with respect to the period covered by this
   Annual Report;

3. Based on my knowledge, the financial statements, and other financial
   information included in this report, fairly present in all material
   respects the financial condition, results of operations and cash flows of
   the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for
   establishing and maintaining disclosure controls and procedures
   [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e

)] for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such
       disclosure controls and procedures to be designed under our
       supervision, to ensure that material information relating to the
       company, including its consolidated subsidiaries, is made known to us
       by others within those entities, particularly during the period in
       which this report is being prepared;
   (b) Evaluated the effectiveness of the company's disclosure controls and
       procedures and presented in this report our conclusions about the
       effectiveness of the disclosure controls and procedures, as of the end
       of the period covered by this report based on such evaluation; and
   (c) Disclosed in this report any change in the company's internal control
       over financial reporting that occurred during the period covered by the
       annual report that has materially affected, or is reasonably likely to

materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: <u>March 17, 2005</u>

<u>David Corcoran</u>
Chief Financial Officer

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of International Barrier Technology Inc., a company organized under the *British Columbia Company Act* (the "Company") on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Michael Huddy, President/CEO/Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Michael Huddy
Michael Huddy, President/CEO/Director

Date: March 17, 2005

EXHIBIT 13.2

Certification of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of International Barrier Technology Inc., a company organized under the *British Columbia Company Act* (the "Company") on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, David Corcoran, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

    (1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ David Corcoran
David Corcoran, Chief Financial Officer

Date: March 17, 2005